U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB/12g

General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Fifth Avenue Acquisition II Corp.
(Name of Small Business Issuer)

Florida	65-1032011
(State of Incorporation)	(IRS Employer Identification Number)

301 Clematis Street, Suite 3000, West Palm Beach, FL 33401
(Address of Principal Executive Offices including Zip Code)

561-651-7336
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Securities Exchange Act of 1934:
None
(Title of Class)

Securities to be Registered Under Section 12(g) of the Securities Exchange Act of 1934:
Common Stock, $.001 par value
(Title of Class)

FORWARD LOOKING STATEMENTS: THIS FORM 10-SB/12G AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY FIFTH AVENUE ACQUISITION II CORP. (THE "COMPANY") OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. 15 U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS INCLUDED AS EXHIBIT 99 (i) TO THIS FORM 10-SB/12G, AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE.  SEE THE DISCUSSION UNDER "RISK FACTORS" BELOW. IT SHOULD ALSO BE UNDERSTOOD THAT THE COMPANY AT PRESENT IS NOT SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 13(A) OR SECTION 15(D) OF THE EXCHANGE ACT AND AS A RESULT AT THE DATE OF THIS FORM 10-SB/12G WE CANNOT AVAIL OURSELVES OF THE PROTECTIONS OF SECTION 27A OF THE ACT OR SECTION 21E OF THE EXCHANGE ACT.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Fifth Avenue Acquisition II Corp. (the "Company") was incorporated on August 14, 2000 under the laws of the State of Florida to engage in any lawful business activity, including, but not limited to, entering into one or more selected agreements and/or plans of merger or acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders. The Company may sometimes be referred to in this registration statement on Form 10-SB/12g as "we", "us", "our" among other such words as may be appropriate.

We will attempt to locate and negotiate with a third party business entity for the combination of such entity with and into the Company or a duly organized subsidiary (the "Transaction"). The Transaction should be expected to take the form of a merger, stock-for-stock exchange or stock-for-assets exchange and the resulting Transaction should be deemed to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). It is also possible that the Company or its control shareholders may enter into a Transaction that is not deemed to be within the definition of a tax-free reorganization under the above Sections of the Code.

No assurances can be given that we will be able to locate and then negotiate a Transaction with any entity, or that any such Transaction will result in a successful operating entity.

The Company has been formed to become a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act") with a class of registered securities, and thereafter to conclude a Transaction that will result in an operating entity.

POTENTIAL ADVANTAGES AND DISADVANTAGES OF BEING A REPORTING COMPANY

There are certain perceived advantages of being a reporting company under the Exchange Act. These are commonly thought to include the following:

- enhanced corporate exposure in the financial and investment community;
- availability of information required under Rule 144 under the Securities Act of 1933, as amended (the "Act"), to permit the sale of eligible securities under the Act;
- compliance with applicable requirements of the NASD for the quotation of securities on the OTC Bulletin Board or other securities markets, as may be applicable;
- enhancing the Company’s ability to secure debt and/or equity financing from financial institutions and third parties;
- creating market liquidity for the Company’s securities; and
- compensation following the Transaction of key employees, officers, directors and individual consultants through stock options and stock incentives.

There are also certain perceived disadvantages that can result from being a reporting company under the Exchange Act, which include, among others, the following:

- requirement for audited financial statements on an annual basis which must be filed on a timely basis with the Securities and Exchange Commission ("SEC");
- required publication of material and current corporate information;
- required timely filings with the SEC of annual, quarterly and periodic reports under the Exchange Act; and
- compliance with other rules and regulations applicable to corporate governance for public reporting companies.

FORM 10-SB/12g REGISTRATION DOES NOT CONSTITUTE AN INITIAL PUBLIC OFFERING

The filing with the SEC of a registration statement under the Exchange Act on Form 10-SB/12g, which is declared effective by the SEC or becomes effective by lapse of time, involves the registration of a class of securities under the Exchange Act. This registration under the Exchange Act results in the obligation to file reports under the Exchange Act, including Form 10-KSB (Annual Report), Forms 10-QSB (Quarterly Reports), and Forms 8-K (Periodic Reports). This registration statement on Form 10-SB/12g does not constitute a filing of a registration statement for an initial public offering ("IPO") under the Act, nor does it result in the Company being deemed to be a "public" company. An IPO, which is declared effective by the SEC under the Act, may provide for the public distribution of securities by a company, and/or issuance and registration for public resale by selling shareholders of such company’s securities. However, certain private companies seeking to enter into a Transaction may find that a Transaction that involves the registration of a class of securities under the Exchange Act, through the filing of Form 10-SB/12g, is more attractive than an IPO for various reasons, which may include the following:

- difficulties in obtaining an underwriter for an IPO at acceptable terms;
- higher costs, including professional legal and accounting fees, underwriting expenses and other costs associated with an IPO;
- possible delays that may occur in the process of preparing, filing and having declared effective by the SEC an IPO registration statement under the Act;
- potential dilution in the equity ownership based upon the issuance and sale of securities by an entity in an IPO; and
- dependence upon any underwriter’s net capital in an amount sufficient to permit an underwriter to give a firm commitment related to the underwriting of an IPO.

On the other hand, certain private companies may find a Transaction that does not include an IPO to be less attractive than an IPO of their securities. Reasons for this may include, among others, the following:

- no investment capital being raised for operations from a registration and sale of securities under the Act;
- no underwriter to create and hopefully sustain a trading market in the registered securities;
- not becoming a public company with a sufficient number of shareholders that would interest a market maker in entering quotations for the securities registered under the Exchange Act; and
- dependence upon market makers having no established relationship with the entity, resulting from a Transaction to enter quotations reflecting the bid and asked price of such public entity’s securities on a regular basis.

POTENTIAL ENTITIES FOR A BUSINESS COMBINATION TRANSACTION

Reasons for a private business entity to be interested in a Transaction with us may include, among others, the following:

- the ability to use our securities, including our Shares of Common Stock and Preferred Stock, for the future acquisition of assets and/or other businesses;
- the availability of our Stock Option Plan and Agreement as an inducement to hire and retain qualified personnel, including officers, directors, consultants and others for the benefit of the Company;

- the increased likelihood of being able to find an underwriter for a subsequent IPO or other offering of securities under the Act after a Transaction and becoming a reporting company at terms more acceptable and/or advantageous than would otherwise be available to a private company;

- being able to become a reporting company under the Exchange Act with less dilution of its equity securities;
- the potential for securing investment capital, whether debt or equity, at terms more favorable than those available to a private company; and
- being able to attract and retain key employees by having available a stock option and/or stock incentive plan with securities registered under the Exchange Act.

We have not yet identified any potential target company with which we would entertain a Transaction, nor have we commenced review or consideration of any private company for such purpose. There can be no assurance as to when or whether we will be successful in entering into any such Transaction. However, we expect that any Transaction will normally involve the transfer to the target private operating company of the majority of our issued and outstanding shares of common stock, and the replacement of our management including control of the board of directors to persons designated by the owners and management of the private operating company with which we enter into a Transaction.

No assurances can be given that we will be able to enter into a successful Transaction at terms acceptable to us, nor can we predict with any certainty the terms of any future Transaction. Further, we have no predetermined plan regarding the nature of the business of any future target company nor any particular industry in which such target private company may operate.

Our proposed business activities described herein will result in our being classified under applicable SEC rules as a "blank check" company. The SEC and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. We do not intend to issue or sell additional shares or take steps to cause a market to develop in our securities until such time as we shall have successfully concluded a Transaction. Following such a Transaction, it should be expected that we shall no longer be classified by the SEC as a blank check company.

The principal shareholders of the Company have executed and delivered a "lock-up" agreement affirming that they will not sell or otherwise transfer their shares except in connection with or following a Transaction resulting in our Company no longer being classified as a blank check company.

We have elected to voluntarily file this Form 10-SB/12g registration statement with the SEC although we are under no present obligation to do so under the Exchange Act. We undertake to continue to file all reports required under the Exchange Act following the effective date of this registration statement on Form 10-SB/12g and until a Transaction has occurred, and will engage the services of qualified professionals in order to prepare together with CR Capital Services, Inc. ("CRCS"), a Florida corporation, and file all such reports on a timely basis. It should be noted that CRCS has the same officers, directors and shareholders as the Company, .

A Transaction will normally result in a change in control and management of the Company. We intend that in connection with a Transaction to continue to be a reporting company under the Exchange Act, and will continue to file reports under the Exchange Act both prior to and following a Transaction. The ability to remain timely under the Exchange Act prior to a Transaction shall be dependent to continued willingness of CRCS to pay the independent public accountant and CRCS willingness to provide other professional services, to which CRCS has committed. However, there can be no assurance that we will be able to continue to remain timely following a Transaction as the costs associated with the preparation and filing of Exchange Act reports will be dependent upon continued funding from and the business, financial conditions and results of operations of the entity being acquired in the Transaction.

Thomas J. Craft, Jr., Richard Rubin and Ivo Heiden, at present are our sole officers, directors and shareholders. They are also the sole officers, directors and shareholders of CRCS. We have at present no employees nor are there any other persons than our officers/directors who devote any of their time to our affairs. Further, we have no present intention or plan to hire any employees or consultants. All references herein to our management are to our three officers/directors. The inability at any time of our management to devote sufficient attention to our business and business plan could have a material adverse impact on our operations.

GLOSSARY

"Blank Check" Company: As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination Transaction: As used herein, such term may be expected to include a merger, stock-for-stock exchange or stock-for-assets exchange between the Company as the Registrant and a target company not yet identified.

The Company: Fifth Avenue Acquisition II Corp., whose common stock is the subject of this Registration Statement under the Exchange Act.
Exchange Act: The Securities Exchange Act of 1934.
Act: The Securities Act of 1933, as amended.

RISK FACTORS ASSOCIATED WITH BLANK CHECK COMPANIES

Our business, as a blank check company, is subject to numerous risk factors, including, among others, the following:

WE HAVE NO OPERATING HISTORY, NO REVENUES AND ONLY NOMINAL ASSETS.

We have only recently been organized and have no operating history, nor any revenues or operations. We have only limited assets and financial resources, which reflect the initial capitalization of $1,000 provided by CRCS in partial consideration for the issuance of 1,000,000 shares of common stock at a par value of $.001. In addition to the capitalization provided by CRCS, such firm has provided and will continue to provide corporate securities services. To date, our principal shareholders, through CRCS, have paid in capital and provided additional funds, which have been used to fund the costs necessary to prepare and file this registration statement on Form 10-SB/12g including the professional fees paid to our independent public accountant (See "Notes to Financial Statements"), and as a result we have operated at a loss to date. We will, in all likelihood, continue to depend on funding from CRCS for our general and administrative expenses, including accounting fees, without generating any revenues until the conclusion of a Transaction. CRCS has agreed to provide necessary funding to pay the expenses associated with the preparation and filing of reports under the Exchange Act at least until the consummation of a Transaction. At the time of such Transaction, we will negotiate on an arm’s-length basis with the entity to be acquired in the Transaction the terms, if any, regarding any repayment to CRCS of funds advanced or the conversion of the debt evidenced by the funds advanced by CRCS into equity. To date, expenses of approximately $3,523 have been incurred by CRCS for the pre-organization, professional accounting fees and other expenses associated with the formation of the Company and the preparation of this Form-10SB/12g.

SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD LOOKING STATEMENTS.

Reference is made to Exhibit 99 (i) regarding The Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). The Litigation Reform Act permits the Company to make "forward looking statements" as that term is defined therein, which "forward looking statements" are included in this Form 10-SB/12g.

COMPANY HAS THREE DIRECTORS AND THREE OFFICERS.

The Company's president is Thomas J. Craft, Jr., its vice-president is Ivo Heiden and its corporate secretary is Richard Rubin. They are also our sole directors and shareholders. The decision to enter into a Transaction may be made without detailed independent feasibility studies, analysis, market surveys or similar independent sources of information ("Independent Studies"). If we had more funds available, it may be deemed advantageous for us to conduct or secure Independent Studies. While the officers/directors collectively intend to devote only a limited amount of time per month to the business of the Company, they will fulfill their management obligations until a Transaction is concluded. While CRCS has agreed to provide continuing corporate securities services to the Company, the individual officers/directors of the Company have not entered into a written employment agreements with the Company and are not expected to do so. As a result, we have not obtained key man life insurance on such persons nor do we intend to do so. The loss of the services of our officers/directors could adversely affect the fulfillment of our business plan to negotiate and conclude a Transaction and continue to remain a reporting entity under the Exchange Act, unless such individual(s) were replaced.

CONFLICTS OF INTEREST.

Our officers/directors presently participate in other business activities, including providing third parties with corporate securities services, which will reduce the time they have available to devote to the Company. However, we do not believe at present that such activities will compete directly with the business plan of the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. However we have adopted a policy that we will not enter into a Transaction with any entity in which any member of management serves as an officer, director, or control person, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of Transaction may include, among other provisions, one or more remaining as a director or officer of the post-Transaction entity and/or CRCS continuing to provide corporate securities services for such entity. The terms of a Transaction may provide for a payment by cash or other consideration to our present shareholders for the purchase or retirement of all or part of their common stock by a target company. Further, pursuant to a services agreement between the Company and CRCS, which is owned and controlled by our management, CRCS has agreed to provide continued corporate securities and consulting services following a Transaction for a period of two years at terms and conditions to be determined in connection with the Transaction. The services agreement between the Company and CRCS may also be deemed to constitute a conflict of interest because of the common control between the Company and CRCS and the benefits that may be derived by CRCS following the conclusion of the Transaction. See the discussion under "Conflicts of Interest" below and exhibit 10 (i), which is the entire service agreement. This is the second Blank Check entity organized by CRCS and by Messrs. Craft, Heiden and Rubin with respect to which it has filed a Form 10-SB/12g.

Our present management and CRCS would directly benefit from any continued engagement and the receipt of any payments or other consideration from the entity resulting from any Transaction. Such benefits may influence our management's choice of a target company. The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification under certain conditions.

See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - Conflicts of Interest." below and the statement of the SEC that indemnification is against public policy as expressed in the Act and is therefore unenforceable.

THE PROPOSED PLAN OF OPERATIONS OF THE COMPANY CONTAINS A HIGH DEGREE OF RISK.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of an as yet unidentified target company. While a Transaction with entities having established operating histories are preferred, there can be no assurance that we will be successful in locating candidates meeting certain criteria. In the event that we complete a Transaction, our future success and any successful operations, if any, will be dependent upon management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to identify a target company and consummate a Transaction with a desired target company at acceptable terms and conditions.

PURCHASE OF PENNY STOCKS INVOLVES A HIGH DEGREE OF RISK.

In the event that a public market develops for our securities following a Transaction, of which there can be no assurance, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The SEC has adopted Rule 15g-9 under the Exchange Act, which establishes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share or with an exercise price of  less than $5.00 per share whose securities are admitted to quotation but do not trade on the NASDAQ SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors and purchasers stating the risks associated with such security, special suitability inquiry, regular reporting and other requirements. Current quotations of the price of penny stocks are often not available and investors are often unable to readily liquidate and trade sell securities defined as such penny stocks. Thus an investor may lose his entire investment in a penny stock and consequently investors should carefully consider of any purchase of penny stocks and be aware of the risks associated with any such investment.

THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of operating business entities. A large number of established and well-financed entities, including venture capital firms, are active in seeking mergers and acquisitions of operating companies, some of which may also be potential merger or acquisition target candidates for the Company. Nearly all such entities targeting business acquisition Transactions have significantly longer operating history, greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a negotiation of a Transaction at acceptable terms. Moreover, we will also compete with numerous other small public companies, including Blank Check companies, in seeking merger or acquisition candidates.

THERE IS NO PENDING AGREEMENT FOR A TRANSACTION AND NO MINIMUM REQUIREMENTS FOR A TRANSACTION.

We have no current agreement or understanding with any party regarding any Transaction, nor are we in any negotiations for such purpose. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding any Transaction. At this time, we have not identified any particular industry nor any specific business within any industry in order to possibly pursue a target company for a Transaction. We have not established a specific length of operating history nor any specified level of earnings, assets, net worth or other criteria which we will require for any potential target company, nor have we set any limits below which we would not consider a Transaction. Accordingly, it is possible that we may elect to enter into a Transaction with a business entity having no significant or only limited operating history, may have cumulative deficit and operating or other losses, limited or no potential for immediate earnings, limited assets, negative net worth or other characteristics which may be considered negative by the investment community. There is no assurance that we will be able to negotiate a Transaction at favorable terms and conditions, if at all.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Pursuant to the requirements of Section 13 of the Exchange Act, following the effective date of this Form 10-SB/12g, we will be required to provide certain information about significant acquisitions and other material events, and will be required to file Quarterly Reports on Form 10-QSB and Annual Reports on Form 10-KSB, which latter report must contain our audited financial statements. Further, following any Transaction, as a reporting company under the Exchange Act, we will be required to file a report on Form 8-K or other form appropriate under the Exchange Act, which contains audited financial statements of the acquired company. These audited financial statements must be filed with the SEC within 60 days following the filing of Form 8-K. While obtaining audited financial statements for the two previous fiscal years are typically the economic responsibility of the target company, it is possible that a potential target company will lack the financial resources and professional accounting services to complete such audited financial statements in a timely manner, if at all. In such event, we may elect to finance the expense of preparation of the audited financial statements of a target company. At the time of the conclusion of a Transaction, we may not have readily available the financial  resources to fund the costs and professional accounting expenses associated with the completion of such audited financial statements required with respect to an entity acquired in a Transaction. If we elect to fund such audit expense, we will be dependent upon the ability of CRCS and its shareholders and/or those of the entity involved in the Transaction to provide or otherwise secure the financing in order to timely complete the required filing under the Exchange Act. The additional time and costs that may be incurred by some potential target companies to prepare such audited financial statements may significantly delay or essentially preclude consummation of an otherwise desirable Transaction. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable, which requirements shall apply to the Company following the effective date of this Form 10-SB/12g. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us in a timely manner in connection with a Transaction. In the event where audited financial statements are unavailable, we could be in position where we will have to rely upon unaudited financial statements and other information that has not been verified by outside auditors in making its decision to engage in a Transaction. This risk increases the prospect that a Transaction with such a business entity might prove to be an unfavorable one for the Company, and would likely preclude our ability to have a trading market develop and be sustained for our securities. In fact, it is a requirement of the SEC that audited financial statements and pro forma financial statements be included as part of the filing of a Form 8-K reporting any Transaction. In order for the surviving entity to have its securities traded on the OTC:BB or listed on other exchanges, the Form 8-K must clear all comments with the SEC or receive notice from the SEC that no comments will be forthcoming.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

To date, we have neither conducted, nor have others made available to us market research indicating that demand exists for any contemplated Transaction. Even in the event that a demand may exist for a Transaction, there is no assurance that we will be successful in completing any such Transaction.

REGULATION UNDER INVESTMENT COMPANY ACT.

In the event we engage in a Transaction which result in our holding passive investment interests in a number of entities, although that is not our intention, we could become subject to the regulations under the Investment Company Act of 1940. "Passive investment interests", as defined in the Investment Company Act, essentially means investments held by persons who do not provide any type of management and/or consulting services nor are not involved in the business entity in which we shall hold securities. In such event, we would be required to register as an investment company, which would involve our incurring significant registration and compliance costs under the Investment Company Act. We have obtained no formal determination nor have requested any ruling or interpretation from the SEC as to our status or potential status under the Investment Company Act of 1940. Consequently, any violation by us of the Investment Company Act, whether intentional or inadvertent, could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A Transaction involving the issuance of our common stock or other equity will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the Transaction agreement, CRCS, the control person of the Company, and Messrs. Craft, Heiden and Rubin, may agree to sell or transfer all or a portion of the common stock so to provide the target company with all or majority control of the surviving entity. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in our future affairs and operations. The services agreement between the Company and CRCS, discussed more fully below and attached as exhibit 10 (i) hereto, may survive or be terminated in connection with the conclusion with a Transaction, depending upon the terms and conditions of any Transaction agreement to be negotiated.

POSSIBLE DILUTION OF NET TANGIBLE BOOK VALUE OF SHARES UPON A TRANSACTION.

A Transaction normally will involve the issuance of a significant number of additional shares above the 1,000,000 shares of our common stock presently issued and outstanding. Depending upon the value of the net assets of the business or operations acquired in such Transaction, the per share net tangible book value of our common stock may increase or decrease, perhaps significantly.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in our evaluation of any potential Transaction. Currently, under applicable federal and state tax law provisions, Transactions may be structured so as to result in tax-free treatment to both the acquiring and acquired companies and their respective shareholders. Our management intends to structure any Transaction in order to minimize the federal and state tax consequences. However, there can be no assurance that such Transaction will satisfy the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the Transaction or may result in our failure to successfully conclude a desired Transaction.

PREFERRED SHARES MAY EFFECT THE RIGHTS OF COMMON STOCK HOLDERS-POSSIBLE IMPACT UPON BUSINESS TRANSACTION

The Company's Articles of Incorporation, as amended, provide for the authorization of 3,000,000 shares of Preferred Stock, par value $.001 the (the "Preferred Shares") The effects of Preferred Shares and vesting in the Company’s Board of Directors the authority to establish such series of unissued Preferred Shares by the designations, preferences, limitations and relative rights, including voting rights of  Preferred Shares of any series so established by adopting a Board of Director’s resolution may be similar as to increasing the number of Shares of Common Stock. In addition, by authorizing the Preferred Shares and vesting in the Board of Directors the power to establish one or more series with designations, preferences, limitations and relative rights, including voting rights, may effect the rights of Common Stock and the holders of Common Stock. This will depend on the relative designations, preferences, limitations and relative rights, including voting rights granted to the Preferred Shares. While there is no intention to issue and Preferred Shares prior to any Transaction, if any Preferred Shares were authorized by the Board of Directors with designations, preferences, limitations and relative rights, including voting rights, in series or otherwise, this could deter potential acquisition candidates from considering a Transaction with the Company.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

Our plan is to enter into a Transaction with a target company in exchange for the issuance of shares of our common stock. We have not engaged in any negotiations with any specific entity regarding the possibility of a Transaction, nor engaged the services of any independent third party for such purpose. We have entered into a services agreement with CRCS, which is a controlling affiliate of the Company, to provide us with corporate securities services, engage an independent public accounting firm to audit the financial statements of the Company filed herewith, and seek out third parties to assist in the search for target companies as potential candidates for a Transaction. The services agreement between the Company and CRCS will continue for a period of two years, subject to the terms of a Transaction. Such Transaction may result in the termination or amendment of the service agreement with CRCS. CRCS has paid all expenses in connection with the organization of the Company, the preparation and filing of this Form 10-SB/12g and the fees and expenses of the Company's independent public accounting firm. CRCS has also agreed to fund the expenses associated with the preparation and filing of any Quarterly Reports on Form 10-QSB and Annual Report on Form 10-KSB required under the Exchange Act prior to the completion of any Transaction. Any terms of repayment will be subject to the terms and conditions of any Transaction agreement.

Our management team is: Thomas J. Craft, Jr., our president, a director and a principal shareholder, Ivo Heiden, our vice president, a director and a principal shareholder, and Richard Rubin, our corporate secretary, a director and a principal shareholder. They are also the sole officers, directors and shareholders of CRCS. The Company's agreement with CRCS is not exclusive and therefore CRCS may enter into agreements with other companies, including blank check companies that have been organized and are similar to the Company, on comparable or different terms than those contained in the CRCS services agreement with the Company. See the disclosure under Item 5. "Directors, Executive Officers, Promoters and Control Persons-Current Blank Check Companies" below. CRCS may provide corporate securities services and advice to potential target companies incident to and following a Transaction, and receive payment for such services from target companies. In such event, it may be deemed to involve a conflict of interest, which would be disclosed in all appropriate filings and reports with the SEC, including any amendment to this Form 10-SB/12g or any Form 8-K reporting a Transaction.

CRCS or the Company may enter into agreements with non-affiliated third-party consultants to assist in locating a target company. It may be anticipated that such other consultants may also be issued shares of the Company  pursuant to the provisions and in compliance with applicable federal and state securities laws. There is no minimum or maximum amount of stock, options, or cash consideration that the Company may grant, pay or agree to issue to such third party consultants.

CRCS anticipates that it may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited. To date, CRCS has not utilized solicitation, does not anticipate that it will do so, and expects to rely solely on referrals of potential target companies from professionals, including consultants, in the business and financial communities.

CRCS, as noted above, specializes in corporate securities compliance and corporate securities law services, and as such, is regularly in communication with numerous persons, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment and financial advisors and others. Some of these individuals and entities may be interested in utilizing the services of the CRCS for their own companies or clients in regard to a wide variety of possible securities-related work including negotiation and preparation and filing of documentation involving mergers, acquisitions, IPO’s, secondary stock distributions, or other services and activities. It is possible over time that certain of the companies or clients represented by such persons and entities may develop into possible target companies or may independently engage CRCS to perform services unrelated to the Company.

MANAGEMENT OF THE COMPANY

The Company has no full time employees. Thomas J. Craft, Jr., Richard Rubin and Ivo Heiden, at present, are our sole officers, directors and shareholders. The member of Management are also the controlling shareholders of CRCS. The member of Management have agreed to allocate a portion of their time to the activities of the Company, including pursuit of a Transaction. As a result potential conflicts may arise with respect to the time commitment by the Management and the potential demands of the Company's activities.

The amount of time devoted by the Management on the activities of the Company cannot be predetermined. Such time may vary widely from an extensive amount when reviewing a potential target company and effecting a Transaction to an essentially passive role when activities of Management focus elsewhere, or some amount in between. It is impossible to state with any precision the exact amount of time the Management will actually be required to spend to locate a suitable target company and negotiate a Transaction. The Management estimates that the business plan of the Company can be implemented by devoting cumulatively approximately 10 to 15 hours per month over the course of several months but such estimate cannot be stated with precision.

GENERAL BUSINESS PLAN

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in or 100% of another business entity, previously defined as a Transaction, which entity desires to pursue the perceived advantages of a Transaction with a corporation which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. We anticipate that we may be able to participate in only one potential business venture because at present we have only nominal assets and limited financial and personnel resources. Reference is made to the financial statement and the notes to the financial statements that are included as part of this Form 10-SB/12g registration statement. This lack of diversification should be considered a substantial risk to our investors.

We may seek to enter into a Transaction with an entity which has recently commenced operations, or which wishes to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

We anticipate that the selection of a business opportunity and Transaction in which we elect to participate may involve a high degree of risk. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a Transaction with a reporting corporation. Such perceived benefits may include those discussed under "POTENTIAL ENTITIES FOR A BUSINESS COMBINATION TRANSACTION" above. Included among such perceived benefits are: the ability to use our securities as a reporting company for the future acquisition of assets and/or other businesses; the increased likelihood of being able to find an underwriter for a subsequent IPO or other offering of securities under the Act after a Transaction and becoming a reporting company at terms more acceptable and/or advantageous than would otherwise be available to a private company; being able to become a   reporting company under the Exchange Act with less dilution of its equity securities; the potential for securing investment capital, whether debt or equity, at terms more favorable than those available to a private company; and being able to attract and retain key employees by having available a stock option and/or stock incentive plan with securities registered under the Exchange Act.

Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities and potential target companies difficult and complex for us.

We do not have, nor do we anticipate having, working capital or other liquid assets to provide to the owners and operators of target companies. However, management believes that we will be able to offer owners and operators of target companies the opportunity to acquire a controlling ownership interest in us as a reporting company under the Exchange Act, without incurring the costs and time typically required to complete an IPO. However, we have not conducted market research and are not aware of statistical data to support the perceived benefits of a Transaction by a target company.

Analysis of potential target companies will be undertaken by our Management team, non of whom are professional business analysts or appraisers. In analyzing prospective target companies, we may consider among other information regarding the target company, the following: its available technical, financial and managerial resources; its working capital and other financial requirements; its history of operations, if any; its potential for the future growth in revenues and profits; the nature of its present and potential future competition; the quality and experience of its management; specific risk factors applicable or which may be anticipated to become applicable to its activities; the perceived public recognition or acceptance of its products, services, or other assets; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive on our virtually unlimited discretion to search for and enter into a Transaction.

Following the effective date of this registration statement on Form 10-SB/12g, we shall be subject to the reporting requirements under the Exchange Act. Included in these requirements is the our requirement to file with the SEC the audited financial statements of the Company together with the acquired target company on a consolidated basis within 60 days following the filing of our Form 8-K reporting the Transaction. The Form 8-K must be filed with the SEC within 15 days following the completion of the Transaction. It is our intention to acquire or merge with a target company for which audited financial statements are available or for which we believe audited financial statements can be obtained within the required period of time. We further intend to reserve the right in any acquisition or merger documentation for the Transaction to void the Transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform in all material respects to the representations made by the target company.

We will not restrict our search for any specific kind of business entities, but may acquire a venture which is in its development stage, which is already in operation, or in essentially any stage of its business life. It is impossible for us to predict at this time the status of any business in which we may enter into a Transaction, in that such business may need to seek additional capital, may desire to have the of the Company issued in a Transaction be available to be publicly traded, or may seek other perceived advantages which we may offer.

Following a Transaction, we may seek to engage the services of professionals for accounting and legal services, enter into investment banking relationships and agreements for corporate public relations, among other services and arrangements. We may also recommend one or more potential underwriters, financial advisors, or other consultants to provide such services.

A potential target company may have pre-existing agreements with third-party consultants and others which require that the target company continue to utilize the services of third-parties following the conclusion of any Transaction. Additionally, this requirement may be a pre-condition to a target company being presented to us for a potential Transaction. The existence of such a requirement for the continuation of the services of third-parties could be a factor in the selection of a target company.

TERMS OF A TRANSACTION

In implementing a structure for a particular Transaction, we may become a party to a merger, consolidation, reorganization, joint venture, licensing agreement, or other arrangement with another corporation or entity. In connection with a Transaction, it is likely that our present Management and control shareholders will no longer be in control of the Company. In addition, it is likely that our officers and directors will resign as part of the terms of the Transaction, and be replaced by new officers and directors.

It is anticipated that any securities issued in any such Transaction would be issued in reliance upon exemption from registration under the Act and applicable state securities laws. In some circumstances, however, as a negotiated element of a Transaction, we may agree to register all or a part of such securities issued in a Transaction, as well other securities that we have issued or agree to issue, including shares issued to our present control shareholders, immediately after the Transaction is consummated or at a specified or times thereafter. If such registration occurs, it will be undertaken by the surviving entity after we have entered into an agreement for a Transaction or have consummated a Transaction and are no longer deemed to be a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in our securities may adversely effect any trading market that may exist, and cause a decline in the market price of our securities in the future, if any such market develops, of which there is no assurance.

While the terms of a Transaction which we may be a party cannot be predicted, it is expected that the parties to any Transaction will desire to avoid the creation of a taxable event. As a result, we believe that we will structure a Transaction in a "tax-free reorganization" under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. However, it is possible that we enter into a Transaction that is not structured as a tax-free reorganization under the Code.

With respect to negotiations with a target company, we expect to focus on the percentage of the Company which target company shareholders would acquire in consideration for the acquisition of a target company. Depending upon, among other things, the target company's assets and liabilities, our present shareholders, Messrs. Craft, Rubin and Heiden, will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any Transaction than at present. Any merger or acquisition Transaction that we complete can also be expected to have a significant dilutive effect on the percentage of shares held by all our shareholders immediately preceding the Transaction.

We intent to enter into a Transaction only after appropriate due diligence and the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will contain certain events of default, and set forth the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing among other terms.

To date, CRCS and the principals of CRCS have paid on behalf of the Company expenses aggregating approximately $3,523, including incorporation expenses and professional fees to our independent public accounting firm. We will not borrow any funds to make any payments to the Company's management, or to its affiliate, CRCS. If CRCS ceases or becomes unable to continue to pay our operating expenses, however limited, we may not be able to file with the SEC on a timely manner the periodic reports that will become required under the Exchange Act following the effective date of this registration statement on Form 10-SB/12g, nor we will be able to effectively continue to search for an acquisition target with which to enter into a Transaction. In such event, we would seek alternative sources of  funds or services, primarily through the issuance of additional securities. Any issuance of our securities would only be made in compliance with applicable federal and state securities laws.

The Board of Directors has passed a resolution which contains a policy that the Company will not seek a Transaction with any entity in which our officers, directors, shareholders or any affiliates or associates serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

As part of a Transaction agreement, it is our intention to seek and obtain certain representations and warranties from a target company regarding its conduct following the Transaction. Such representations and warranties may include

(i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act;
(ii) imposing certain restrictions on the timing and amount of the issuance of additional unrestricted shares, including shares registered on Form S-8 or issued pursuant to Regulation S; and
(iii) giving assurances of ongoing compliance with the Act, the Exchange Act, the General Rules and Regulations of the SEC, and other applicable laws, rules and regulations.

A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a Transaction in deciding whether to enter into a transaction with such company.

A Transaction with the Company separates the process of becoming a reporting company from the raising of investment capital. As a result, a Transaction with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a reporting company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the Transaction. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a Transaction, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of business, products, services and company history; management resumes covering the past five years including experience with public companies; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following the completion of a Transaction; and other information deemed relevant by us and as required under the federal securities laws.

COMPETITION

We will remain a minor participant among the firms which engage in or are in the business of  the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of the Company's combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

We have no properties and at this time have no agreements to acquire any properties. We currently use the offices of CRCS located in New York, New York and West Palm Beach, FL at no cost to the Company. CRCS has agreed to continue this arrangement until the Company completes an acquisition or merger. The existing offices of CRCS in New York and Florida are adequate for the purposes of the Company for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class (4)
Thomas J. Craft, Jr. (1)	400,000 shares of common stock	40%
301 Clematis Street, Suite 3000, West Palm Beach, FL 33401
Richard Rubin (2)	400,000 shares of common stock	40%
730 Fifth Avenue, Suite 911, New York, NY 10019
Ivo Heiden (3)	200,000 shares of common stock	20%
730 Fifth Avenue, Suite 911, New York, NY 10019
All Executive Officers and Directors as a Group (1 Person)	1,000,000 shares of common stock	100%

(1) Mr. Thomas J. Craft, Jr. is a shareholder, director and officer of the Company and of CRCS.
(2) Richard Rubin is a shareholder, director and officer of the Company and of CRCS.
(3) Ivo Heiden is a shareholder, director and officer of the Company and of CRCS.
(4) Based upon 1,000,000 shares of common stock issued and outstanding.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name	Age	Positions and Offices Held
Thomas J. Craft, Jr.	35	President
Ivo Heiden	34	Vice President, Treasurer
Richard Rubin	58	Secretary

Thomas J. Craft, Jr., Esq. has served as the Company’s president, a director, a controlling shareholder and a promoter of the Company since its organization in August 2000. Mr. Craft is an attorney practicing law under the laws of the State of Florida. In addition to his positions with the Company, Mr. Craft is the president, corporate counsel, a director and controlling shareholder of CRCS. Mr. Craft also serves as the corporate secretary, corporate counsel and a director of American Diversified Group, Inc., a public company with headquarters in Hickory, NC since March 1996. From July 1994 to December 1997, Mr. Craft was also counsel, secretary and a director of Phoenix International Industries, Inc., a development stage public company located in West Palm Beach, FL. During the past five years, prior to his present positions with the Company, Mr. Craft was engaged in the private practice of law in West Palm Beach, FL. In addition, prior to joining the Company, Mr. Craft served as an Intern for United States Senator, Bob Graham, Florida. Since August 2000, Mr. Craft has also served as the President of Fifth Avenue Acquisition I Corporation ("Fifth Avenue I") , which became a reporting company under the Exchange Act on December 12, 2000, with offices in West Palm Beach, FL and New York, NY.

Richard Rubin has served as the Company’s corporate secretary, a director, a controlling shareholder, and promoter of the Company since its organization. During the past five years, Mr. Rubin has been engaged in the business of providing corporate securities consulting services to public companies. At present, in addition to his positions with the Company, Mr. Rubin also serves as corporate secretary, a director and a controlling shareholder of CRCS. Mr. Rubin has served as a corporate securities consultant to American Diversified Group, Inc. since 1995, and has served in the same capacity on behalf of Affordable Telecommunications Technology Corporation, a public company with offices in Houston, TX since February 2000. Mr. Rubin has also provided corporate securities services to Skintek Labs, Inc., a public company with offices in Plantation, FL since early 1999. Since August 2000, Mr. Rubin has also served as the Secretary and a director of Fifth Avenue I.

Ivo Heiden has served as the Company’s vice-president, a director, a controlling shareholder, and promoter of the Company since its organization. At present, in addition to his positions with the Company, Mr. Heiden also serves as director and a controlling shareholder of CRCS. Mr. Heiden graduated in Finance and International Management from the University of Applied Sciences of Berlin, Germany in 1997. Following his graduation he has worked as a Management Analyst for a privately held company in New York. Since August 2000, Mr. Heiden has also served as Vice-President and a director of Fifth Avenue I.

There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

CURRENT BLANK CHECK COMPANIES

The Management of the Company is currently involved with another blank check company, Fifth Avenue Acquisition I Corp., a Florida corporation, which became a reporting company under the Exchange Act on December 12, 2000. Our Management is considering potential involvement with or the creation additional companies for similar purposes.

The  purpose of the organization of the Company, Fifth Avenue I and any of the other companies, each of which is or will be classified as a blank check company,  is to engage in a Transaction with an unidentified company or companies. Target companies will be located for the Company and other identical blank check companies. However, certain blank check companies may differ from the Company in certain items such as number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a Transaction might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. The following table summarizes certain information concerning blank check companies with which the Management has been involved and which filed a registration statement on Form 10-SB/12g under the Exchange Act. In most instances that a Transaction is undertaken with one of these companies, it is required to file a Current Report on Form 8-K within 15 days following the Transaction describing the Transaction. Reference may be made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

Corporation	Registration Form; Filing Date; Effective Date; File Number	Status
Fifth Avenue Acquisition I Corp. (1)	Form 10-SB/12g; October 12, 2000; December 12, 2000; File No. 0-31763	Has not entered into an agreement for a business combination.
(1) Mr. Craft, Mr. Heiden and Mr. Rubin are the sole officers, directors and shareholders of Fifth Avenue Acquisition I Corporation.

CONFLICTS OF INTEREST

The Company's officers and directors have organized and expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as the Management is engaged in other business activities, the Management may devote only a portion of his time to the Company's affairs.

A conflict may arise in the event that other blank check companies with which the Management is affiliated also actively seeks a target company. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a Transaction might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

The Management are the principal shareholders of CR Capital Services Inc., a corporate securities consulting firm with offices located in New York, NY and West Palm Beach, FL. As such, demands may be placed on the time of the Management, which will detract from the amount of time the Management is able to devote to the Company. The Management intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that the Management would not attend to other matters prior to those of the Company. The Management estimates that the business plan of the Company can be implemented by devoting an aggregated amount of time of approximately 10 to 15 hours per month over the course of several months but there can be given no assurance to such estimate.

The terms of Transaction may include such terms as the Management remains as directors or officers of the Company and/or the continuing corporate securities or other related services of the Company being handled by CR Capital Services Inc. of which the members of the Management are the principal shareholders. Terms of a Transaction may provide for a payment by cash or other consideration to CRCS for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered in connection to or following a Transaction. The Management would directly benefit from such employment or payment. Such benefits may influence the Management’s choice of a target company. However, the Management’s beneficial and economic interest in other blank check companies with which the Management may become involved is identical.

We will not enter into a Transaction, or acquire any assets of any kind for our securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of the Management to the Company.

INVESTMENT COMPANY ACT OF 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in Transactions which result in the Company holding passive investment interests in a number of entities we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

The Management does not receive any compensation for serving as the Company’s officers or directors, and they have not received such compensation in the past, are they accruing any compensation pursuant to any individual employment agreements with the Company. However, the Management of the Company anticipates receiving benefits as shareholders of the Company in addition to the compensation and benefits they shall receive as principals of CRCS, which has entered into a services agreement to perform corporate securities services for the Company both before and after the Transaction. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of the Management.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has issued a total of 1,000,000 shares of Common Stock to the following control persons for a total of $1,000 in cash:

Name	Number of Total Shares	Consideration
Thomas J. Craft, Jr.	400,000	$400.00
Ivo Heiden	200,000	$200.00
Richard Rubin	400,000	$400.00

Mr. Thomas J. Craft, Jr. is an officer, director and shareholder of the Company, Fifth Avenue I and  CRCS. With respect to the issuance and sale of shares by the Company to Mr. Craft, the Company relied upon Section 4(2) of the Act.

Mr. Ivo Heiden is an officer, director and shareholder of the Company, Fifth Avenue I and CRCS. With respect to the issuance and sale of shares by the Company to Mr. Heiden, the Company relied upon Section 4(2) of the Act.

Mr. Richard Rubin is and officer, director, and shareholder of the Company, Fifth Avenue I and CRCS. With respect to the issuance and sale of shares by the Company to Mr. Rubin, the Company relied upon Section 4(2) of the Act.

It is the position of the Office of Small Business of the Securities and Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Act. Messrs. Craft, Heiden and Rubin are deemed promoters of the Company for the purposes of this position by the SEC.

ITEM 8. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $.001 per share, of which there are 1,000,000 shares of common stock issued and outstanding and 3,000,000 shares of preferred stock, par value $.001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Board of Directors under the Articles of Incorporation and the laws of the State of Florida   is authorized to provide for the issuance of 3,000,000 shares of preferred stock, par value $.001 ("Preferred Stock") in series and , to establish from time to time the number of shares of Preferred Stock to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series of Preferred Stock and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any Preferred Stock nor adopt any series, preferences or other classification of Preferred Stock. The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares of Preferred Stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other Transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized Preferred Stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any Preferred Stock. Further, based upon the intentions of Management in the organization of the Company, which is to enter into Transaction, we do not intend to issue Preferred Stock if the effect of such issuance would be to interfere with or otherwise delay our ability to enter into a Transaction.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a Transaction. Also, a feature of any Preferred Stock authorized by the Board of Directors may include the preferential right to dividends, senior to any declaration or payment of dividends applicable to shares of common stock. As stated above, there is no present intention to issue and Preferred Stock prior to a Transaction but in connection with or following a Transaction, Preferred Stock may be issued with such designations, powers, preferences and rights and in such series as the present or any future Board of Directors may determine.

STOCK OPTION AGREEMENT

The Company's Board of Directors and shareholders have authorized and approved a Stock Option Agreement whereby the Company in empowered to grant options to purchase up to 1,000,000 shares of Common Stock. See Exhibit 10 (iii), Stock Option Agreement, which is attached to this Form 10-SB/12g. Also attached as Exhibit 10 (iv) is our 2001 Stock Option Plan. The management of the Company has no present intention to grant any options under its 2001 Stock Option Plan to any persons prior to entering into any Transaction. However, we believe that the authorization of a Stock Option Agreement with the availability of up to 1,000,000 shares of Common Stock to be granted under one or more plans may be deemed beneficial by a target entity considering a Transaction with the Company.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Following a Transaction, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the Transaction or at some later time.

In order to qualify for listing on the NASDAQ Small Cap Market, a company must have at least

(i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;
(ii) public float of 1,000,000 shares with a market value of $5,000,000;
(iii) a bid price of $4.00;
(iv) three market makers;
(v) 300 shareholders and
(vi) operating history of one year or, if less than one year, $50,000,000 in market capitalization.

For continued listing on the NASDAQ SmallCap Market, a company must have at least

(i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000;
(ii) a public float of 500,000 shares with a market value of $1,000,000;
(iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a Transaction, the Company does not meet the qualifications for listing on the NASDAQ SmallCap Market, the Company may apply for quotation of its securities on the OTC:BB. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

To have its securities quoted on the OTC Bulletin Board a company must:

(i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;
(ii) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

It is anticipated that Florida Atlantic Stock Transfer Co. will act as transfer agent for the common stock of the Company. The address of Florida Atlantic Stock Transfer Co. is 7130 Nob Hill Road, Tamarac, FL 33321.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, and if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i) that a broker or dealer approve a person's account for transactions in penny stocks and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

(i) obtain financial information and investment experience and objectives of the person; and

(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

(i) sets forth the basis on which the broker or dealer made the suitability determination and

(ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(B) HOLDERS. There are three holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Act.

(C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities, which were not registered as follows:

Date	Name	Number of Shares	Consideration
September 5, 2000	Thomas J. Craft, Jr.	400,000	$400
September 5, 2000	Ivo Heiden	200,000	$200
September 5, 2000	Richard Rubin	400,000	$400

Mr. Thomas Craft. Jr. is director, shareholder and president of the Company. With respect to the sales made to Mr. Craft, the Company relied upon Section 4(2) of the Act.
Mr. Ivo Heiden is director, shareholder and vice-president of the Company. With respect to the sales made to Mr. Heiden, the Company relied upon Section 4(2) of the Act.
Mr. Richard Rubin is director, shareholder and corporate secretary of the Company. With respect to the sales made to Mr. Rubin, the Company relied upon Section 4(2) of the Act.

It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Messrs. Craft, Heiden and Rubin are deemed promoters of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Chapter 607.0850 of the Florida Statutes provides that the articles of incorporation may contain a provision indemnifying officers, directors, employees and agents from certain personal liability including liability under the Act. The detailed provisions of the Florida Statutes are set forth in full in Exhibit 99 (ii) attached hereto and incorporated herein. The Company's Articles of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period ended December 31, 2000.

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
FINANCIAL STATEMENTS
DECEMBER 31, 2000

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Fifth Avenue Acquisition II Corp.
(A Development Stage Enterprise)

We have audited the accompanying balance sheet of Fifth Avenue Acquisition II Corp. (a development stage enterprise) as of December 31, 2000 and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the period from August 14, 2000 (date of incorporation) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Fifth Avenue Acquisition II Corp. (a development stage enterprise) as of December 31, 2000, and the results of its operations and its cash flows for the period from August 14, 2000 (date of incorporation) to December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 4 to the financial statements, the Company is in the development stage and will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. As of the date of these financial statements, an insignificant amount of capital has been raised, and as such there is no assurance that the Company will be successful in its efforts to raise the necessary capital to commence its planned principal operations and/or implement its business plan. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grassano Accounting, P.A.
Boca Raton, Florida, January 24, 2000

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
AS OF DECEMBER 31, 2000

ASSETS

Current Assets
Cash	$534
Total Current Assets	534
TOTAL ASSETS	$534

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES
Accrued Liability	$750
Due to Related Party	2,307
TOTAL LIABILITIES	3,057

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $.001 par value, 3,000,000 shares authorized, none issued and outstanding	-
Common Stock, $.001 par value, 20,000,000 shares authorized, 1,000,000 issued and outstanding	1,000
Deficit accumulated during development stage	(3,523)
Total Stockholders' Equity (Deficit)	(2,523)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$534
See accompanying notes to financial statements.

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM AUGUST 14, 2000 (DATE OF INCORPORATION) TO DECEMBER 31, 2000

Income	$ -
Expenses
Administrative	12
Organization expense	461
Professional fees	3,050
Total expenses	3,523
NET LOSS	$(3,523)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.00)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1,000,000
See accompanying notes to financial statements.

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE PERIOD FROM AUGUST 14, 2000 (DATE OF INCORPORATION) TO DECEMBER 31, 2000

	Common Stock		Accumulated Deficit During Development Stage	Total
	# of Shares	Amount
Common stock issuance	1,000,000	$1,000	$-	$1,000
Net loss for the period, August 14, 2000 (date of incorporation) to December 31, 2000	-	-	(3,523)	(3,523)
BALANCE AT DECEMBER 31, 2000	1,000,000	$1,000	$(3,523)	$(3,523)
See accompanying notes to financial statements.

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM AUGUST 14, 2000 (DATE OF INCORPORATION) TO DECEMBER 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,523)
Increase in accrued liability	750

Net cash used in operating activities	(2,773)

CASH FLOWS FROM INVESTING ACTIVITIES	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	1,000
Advance from related party	2,307
Net cash provided by financing activities	3,307

INCREASE IN CASH AND CASH EQUIVALENTS	534

CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS END OF PERIOD	$534

Supplemental Disclosures of Cash Flow Information:
Taxes Paid	$-
Interest Paid	$-
See accompanying notes to financial statements.

FIFTH AVENUE ACQUISITION II CORP.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Fifth Avenue Acquisition II Corp. (a development stage enterprise) ("the Company") was incorporated in Florida on August 14, 2000 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination transaction with a domestic entity. As of December 31, 2000, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and the surviving entity’s ability to secure the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company’s not having any material operations for the period ending December 31, 2000.

Recent Accounting Pronouncements

In 2000, the Company is subject to the provisions of Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income” and Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosures about Segments of an Enterprise and Related Information.” Neither statement had any impact on the Company’s financial statements as the Company does not have any “comprehensive income” type earnings (losses) and its financial statements reflect how the “key operating decisions makers” view the business. The Company will continue to review these statements over time, in particular SFAS 131, to determine if any additional disclosures are necessary based on evolving circumstances.

NOTE 2 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock at $0.001 par value. The Company issued 1,000,000 shares of its common stock to its shareholders pursuant to the exemption provided under Section 4(2) of the Securities Act of 1933, as amended, for an aggregate consideration of $1,000.

Preferred Stock

As of December 6, 2000, the Company is authorized to issue 3,000,000 shares of preferred stock at $0.001 par value, which may be divided into series and with the preferences, limitations and relative rights determined by the board of directors. No preferred stock has been issued as of the date of this report.

NOTE 3 – STOCK OPTION PLAN

On January 24, 2001, the board of directors authorized a 2001 Stock Option Plan. The plan is divided into two separate equity programs: the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock and the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company (or any Parent or Subsidiary).

NOTE 4 – NET LOSS PER SHARE

We compute net loss per share in accordance with SFAS No. 128 “Earnings per Share” (“SFAS No. 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the number of common and common equivalent shares outstanding during the period. There were no common equivalent shares outstanding as of December 31, 2000.

NOTE 5 – AGREEMENT WITH RELATED PARTY

On September 10, 2000, the Company signed an agreement with CR Capital Services, Inc. (CRCS), a related party. (The principals of CRCS are the Company’s stockholders.) The Agreement calls for CRCS to provide the following services, without reimbursement from the Company, until the Company enters into a business combination transaction as described in Note 1:

1. Preparation and filing of required documents with the Securities and Exchange Commission, including the Form 10-SB registration statement, and the Annual Report on Form 10-KSB, and Quarterly Reports on Form 10-QSB;

2. Location and review of potential target companies and the preparation and filing of a Form 8-K reporting the transaction;

3. Payment of all professional and accounting fees, and corporate, organizational and other costs incurred by the Company.

As of December 31, 2000, CRCS had advanced the Company $2,307, which is represented in the account due to related party.

NOTE 6 – GOING CONCERN AND MANAGEMENT'S PLANS

As reflected in the accompanying financial statements, during the period from the date of incorporation through December 31, 2000, the Company had no revenues and incurred a net loss of $3,523. In addition, the Company is dependent upon the willingness and ability of CRCS to pay the ongoing expenses of the Company prior to a business combination transaction. These factors, as well as the uncertain conditions the Company faces regarding its ability to successfully conclude a business combination transaction, creates substantial doubt about the Company's ability to continue as a going concern. However, there can be no assurance regarding any terms and conditions of a business combination transaction, if any. To date, the Company has been dependent upon the willingness of its officers, directors and CRCS to provide services without any assurance of cash or other compensation. The Company will continue to be dependent upon the willingness of persons for services, until such time, if ever, that it generates a positive cash flow from operations by the successful conclusion of a business combination transaction.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit No.	Description	Page No.
3 (i)	By-laws	32
3 (ii)	Articles of Incorporation	38
3 (ii) a	Amended Articles of Incorporation	40
3 (iii)	Specimen Stock Certificate	42
10 (i)	Service Agreement with CR Capital Services, Inc.	43
10 (ii)	Lock-up Agreement	45
10 (iii)	Stock Option Agreement	46
10 (iv)	2001 Stock Option Plan	54
99 (i)	Safe Harbor Compliance Statement for Forward-Looking Statements	65
99 (ii)	Chapter 607.0850 of the Florida Statutes	73
23	Consent of Accountants	76
27	Financial Data Schedule	N/A

ITEM 2. DESCRIPTION OF EXHIBITS

EXHIBIT 3(i) By-laws

Bylaws
of
Fifth Avenue Acquisition II Corp.

ARTICLE I. DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of the Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Directors must be natural persons who are at least 18 years of age but need not be shareholders of the Corporation. Residents of any state may be directors.

Section 2. Compensation. The shareholders shall have authority to fix the compensation of directors. Unless specifically authorized by a resolution of the shareholders, the directors shall serve in such capacity without compensation.

Section 3. Presumption of Assent. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon arriving) to the holding of the meeting or transacting the specified business at the meeting, or if the director votes against the action taken or abstains from voting because of an asserted conflict of interest.

Section 4. Number. The Corporation shall have at least the minimum number of directors required by law. The number of directors may be increased or decreased from time to time by the Board of Directors.

Section 5. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors to hold office until the next annual meeting or until their earlier resignation, removal from office or death. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 6. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Section 7. Removal of Directors. At a meeting of shareholders, any director or the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Section 8. Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more committees each of which must have at least two members. Each committee shall have the authority set forth in the resolution designating the committee.

Section 10. Place of Meeting. Regular and special meetings of the Board of Directors shall be held at the principal place of business of the Corporation or at another place designated by the person or persons giving notice or otherwise calling the meeting.

Section 11. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice at the time and on the date designated by resolution of the Board of Directors. Written notice of the time, date and place of special meetings of the Board of Directors shall be given to each director by mail delivery at least two days before the meeting.

Notice of a meeting of the Board of Directors need not be given to a director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of that meeting and waiver of all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, unless a director objects to the transaction of business (promptly upon arrival at the meeting) because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors must be specified in the notice or waiver of notice of the meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of an adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the President or the Chairman of the Board of Directors. Members of the Board of Directors and any committee of the Board may participate in a meeting by telephone conference or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation by these means constitutes presence in person at a meeting.

Section 12. Action By Written Consent. Any action required or permitted to be taken at a meeting of directors may be taken without a meeting if a consent in writing setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of the Board. The action taken shall be deemed effective when the last director signs the consent, unless the consent specifies otherwise.

ARTICLE II. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of the corporation for the election of officers and for such other business as may properly come before the meeting shall be held at such time and place as designated by the Board of Directors.

Section 2. Special Meeting. Special meetings of the shareholders shall he held when directed by the President or when requested in writing by shareholders holding at least 10% of the Corporation's stock having the right and entitled to vote at such meeting. A meeting requested by shareholders shall be called by the President for a date not less than 10 nor more than 60 days after the request is made. Only business within the purposes described in the meeting notice may be conducted at a special shareholders' meeting.

Section 3. Place. Meetings of the shareholders will be held at the principal place of business of the Corporation or at such other place as is designated by the Board of Directors.

Section 4. Notice. A written notice of each meeting of shareholders shall be mailed to each shareholder having the right and entitled to vote at the meeting at the address as it appears on the records of the Corporation. The meeting notice shall be mailed not less than 10 nor more than 60 days before the date set for the meeting. The record date for determining shareholders entitled to vote at the meeting will be the close of business on the day before the notice is sent. The notice shall state the time and place the meeting is to be held. A notice of a special meeting shall also state the purposes of the meeting. A notice of meeting shall be sufficient for that meeting and any adjournment of it. If a shareholder transfers any shares after the notice is sent, it shall not be necessary to notify the transferee. All shareholders may waive notice of a meeting at any time.

Section 5. Shareholder Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Any number of shareholders, even if less than a quorum, may adjourn the meeting without further notice until a quorum is obtained.

Section 6. Shareholder Voting. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. An alphabetical list of all shareholders who are entitled to notice of a shareholders' meeting along with their addresses and the number of shares held by each shall be produced at a shareholders, meeting upon the request of any shareholder.

Section 7. Proxies. A shareholder entitled to vote at any meeting of shareholders or any adjournment thereof may vote in person or by proxy executed in writing and signed by the shareholder or his attorney-in-fact. The appointment of proxy will be effective when received by the Corporation's officer or agent authorized to tabulate votes. No proxy shall be valid more than 11 months after the date of its execution unless a longer term is expressly stated in the proxy.

Section 8. Validation. If shareholders who hold a majority of the voting stock entitled to vote at a meeting are present at the meeting, and sign a written consent to the meeting on the record, the acts of the meeting shall be valid, even if the meeting was not legally called and noticed.

Section 9. Conduct of Business By Written Consent. Any action of the shareholders may be taken without a meeting if written consents, setting forth the action taken, are signed by at least a majority of shares entitled to vote and are delivered to the officer or agent of the Corporation having custody of the Corporation's records within 60 days after the date that the earliest written consent was delivered. Within 1,0 days after obtaining an authorization of an action by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action. If the action creates dissenters, rights, the notice shall contain a clear statement of the right of dissenting shareholders to be paid the fair value of their shares upon compliance with and as provided for by the state law governing corporations.

ARTICLE III. OFFICERS

Section 1. Officers; Election; Resignation; Vacancies. The Corporation shall have the officers and assistant officers that the Board of Directors appoint from time to time. Except as otherwise provided in an employment agreement which the Corporation has with an officer, each officer shall serve until a successor is chosen by the directors at a regular or special meeting of the directors or until removed. Officers and agents shall be chosen, serve for the terms, and have the duties determined by the directors. A person may hold two or more offices. Any officer may resign at any time upon written notice to the Corporation. The resignation shall be effective upon receipt, unless the notice specifies a later date. If the resignation is effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date provided the successor officer does not take office until the future effective date. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 2. Powers and Duties of Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 3. Removal of Officers. An officer or agent or member of a committee elected or appointed by the Board of Directors may be removed by the Board with or without cause whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer, agent or member of a committee shall not of itself create contract rights. Any officer, if appointed by another officer, may be removed by that officer.

Section 4. Salaries. The Board of Directors may cause the Corporation to enter into employment agreements with any officer of the Corporation. Unless provided for in an employment agreement between the Corporation and an officer, all officers of the Corporation serve in their capacities without compensation.

Section S. Bank Accounts. The Corporation shall have accounts with financial institutions as determined by the Board of Directors.

ARTICLE IV. DISTRIBUTIONS

The Board of Directors may, from time to time, declare distributions to its shareholders in cash, property, or its own shares, unless the distribution would cause (i) the Corporation to be unable to pay its debts as they become due in the usual course of business, or (ii) the Corporation's assets to be less than its liabilities plus the amount necessary, if the Corporation were dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose rights are superior to those receiving the distribution. The shareholders and the Corporation may enter into an agreement requiring the distribution of corporate profits, subject to the provisions of law.

ARTICLE V. CORPORATE RECORDS

Section 1. Corporate Records. The corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time. The Corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors on behalf of the Corporation. The Corporation shall maintain accurate accounting records and a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each.

The Corporation shall keep a copy of its articles or restated articles of incorporation and all amendments to them currently in effect; these Bylaws or restated Bylaws and all amendments currently in effect; resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; the minutes of all shareholders' meetings and records of all actions taken by shareholders without a meeting for the past three years; written communications to all shareholders generally or all shareholders of a class of series within the past three years, including the financial statements furnished for the last three years; a list of names and business street addresses of its current directors and officers; and its most recent annual report delivered to the Department of State.

Section 2. Shareholders' Inspection Rights. A shareholder is entitled to inspect and copy, during regular business hours at a reasonable location specified by the Corporation, any books and records of the Corporation. The shareholder must give the Corporation written notice of this demand at least five business days before the date on which he wishes to inspect and copy the record(s). The demand must be made in good faith and for a proper purpose. The shareholder must describe with reasonable particularity the purpose and the records he desires to inspect, and the records must be directly connected with this purpose. This Section does not affect the right of a shareholder to inspect and copy the shareholders' list described in this Article if the shareholder is in litigation with the Corporation. In such a case, the shareholder shall have the same rights as any other litigant to compel the production of corporate records for examination.

The Corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two years preceding his demand, sold or offered for sale any list of shareholders of the Corporation or of any other corporation, had aided or abetted any person in procuring any list of shareholders for that purpose, or has improperly used any information secured through any prior examination of the records of this Corporation or any other corporation.

Section 3. Financial Statements for Shareholders. Unless modified by resolution of the shareholders within 120 days after the close of each fiscal year, the Corporation shall furnish its shareholders with annual financial statements which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. if financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the President or the person responsible for the Corporation's accounting records stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation and describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The Corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the Corporation to prepare its financial statements. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail him the latest annual financial statements.

Section 4. Other Reports to Shareholders. If the Corporation indemnifies or advances expenses to any director, officer, employee or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next annual shareholders, meeting, or prior to the meeting if the indemnification or advance occurs after the giving of the notice but prior to the time the annual meeting is held. This report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

If the Corporation issues or authorizes the issuance of shares for promises to render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders' meeting.

ARTICLE VI. STOCK CERTIFICATES

Section 1. Issuance. The Board of Directors may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates. Each certificate issued shall be signed by the President and the Secretary (or the Treasurer). The rights and obligations of shareholders are identical whether or not their shares are represented by certificates.

Section 2. Registered Shareholders. No certificate shall be issued for any share until the share is fully paid. The Corporation shall be entitled to treat the holder of record of shares as the holder in fact and, except as otherwise provided by law, shall not be bound to recognize any equitable or other claim to or interest in the shares.

Section 3. Transfer of Shares. Shares of the Corporation shall be transferred on its books only after the surrender to the Corporation of the share certificates duly endorsed by the holder of record or attorney-in-fact. If the surrendered certificates are canceled, new certificates shall be issued to the person entitled to them, and the transaction recorded on the books of the Corporation.

Section 4. Lost, Stolen or Destroyed Certificates. if a shareholder claims to have lost or destroyed a certificate of shares issued by the Corporation, a new certificate shall be issued upon the delivery to the Corporation of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity as the Board reasonably requires.

ARTICLE VII. INDEMNIFICATION

Section 1. Right to Indemnification. The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys' fees) incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article, and upon satisfaction of other conditions required by current or future legislation.

Section 3. Savings Clause. If this Article or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnifies each person described in Section I of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

ARTICLE VIII. AMENDMENT

These Bylaws may be altered, amended or repealed, and new Bylaws adopted, by a majority vote of the directors or by a vote of the shareholders holding a majority of the shares.

I certify that these are the Bylaws adopted by the Board of Directors of the Corporation.

By: Richard Rubin, Secretary
/s/ Richard Rubin
Date: August 15, 2000

EXHIBIT 3(ii) Articles of Incorporation

[Graph Omitted]
State of Florida
[LOGO]
Department of State

I certify from the records of this office that FIFTH AVENUE ACQUISITION II CORP., is a corporation organized under the laws of the State of Florida, filed on August 15, 2000, effective August 14, 2000.

The document number of this corporation is P00000077033.

I further certify that said corporation has paid all fees due this through December 31, 2000, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code, 600A00043829-081500-P00000077033-1/1, noted below.

Given under my hand and the
Great Seal of the State of Florida,
at Tallahassee, the Capitol, this the
Fifteenth day of August, 2000
Authentication Code: 600A00043829-081500-P00000077033-1/1

/s/ Katherine Harris
Katherine Harris
Secretary of State

ARTICLES OF INCORPORATION
OF
FIFTH AVENUE ACQUISITION II CORP.

ARTICLE I:

The name of the corporation is: FIFTH AVENUE ACQUISITION II CORP.

ARTICLE II:

The Corporation’s mailing address is:

Fifth Avenue Acquisition II Corp.
301 Clematis Street, Suite 3000
West Palm Beach, FL 33139

ARTICLE III:

The name and address of the Corporation’s registered agent is:

Corporate Creations Network Inc.
941 Fourth Street # 200
Miami Beach, FL 33139

ARTICLE IV:

The name of each member of the Corporation’s Board of Director’s is:

Thomas J. Craft, Jr.
Ivo Heiden
Richard Rubin

The affairs of the Corporation shall be managed by the Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

ARTICLE V: Capital Stock

The Corporation shall have the authority to issue 20,000,000 shares of common stock, par value $.001 per share.

ARTICLE VI: Incorporator

The name and address of the incorporator is:

Thomas J. Craft, Jr., P.A.
301 Clematis Street, Suite 3000
West Palm Beach, FL 33401

ARTICLE VII: Corporate Existence

These Articles of Incorporation shall become effective and the corporate existence will begin on August 14, 2000.

The undersigned incorporator executed these Articles of Incorporation on August 15, 2000.

/s/ Thomas J. Craft, Jr.

by L.A. Uriarte as attorney-in-fact

EXHIBIT 3(ii) a  Amended Articles of Incorporation

[Graph Omitted]
[LOGO]
Florida Department of State
Katharine Harris
Secretary of State

December 12, 2000

Fifth Avenue Acquisition II Corp.
301 Clematis Street, Suite 3000
West Palm Beach, FL 33401

Re: Document Number P00000077033

The Amended and Restated Articles of Incorporation for FIFTH AVENUE ACQUISITION II CORP., a Florida corporation, were filed on December 20, 2000.

The certification you requested is enclosed. To be official, the certificate for a certified copy must be attached to the original document that was electronically submitted under FAX audit number H00000063673.

Should you have any question concerning this matter, please telephone 850-487-6050, the Amendment Filing Section.

Karen Gibson
Corporate Specialist
Division of Corporations	Letter Number: 900A00062603

AMENDED AND RESTATED ARTICLES OF INCORPORATION

These Amended and Restated Articles of Incorporation were adopted effective December 6, 2000 by the Corporation's Board of Directors and shareholders pursuant to section 607.1007, Florida Statutes. Each amendment set forth in these Amended and Restated Articles of Incorporation was approved by the shareholders by vote sufficient for approval of the amendment. These Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation, as amended.

ARTICLE I: Name

If no old name is listed below, the name of this Florida corporation has not been changed. If the current/new name listed below differs from the old name, the current/new name will become effective upon the filing of this document.

Current/New name: Fifth Avenue Acquisition II Corp.

ARTICLE II: Address

The mailing address of the Corporation is:

Fifth Avenue Acquisition II Corp.
301 Clematis Street, Suite 3000
West Palm Beach, FL 33401

ARTICLE III: Board of Directors

The name of each member of the Corporation’s Board of Director’s is:

Thomas J. Craft, Jr.
Ivo Heiden
Richard Rubin

The affairs of the Corporation shall be managed by the Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

ARTICLE V: Capital Stock

The Corporation shall have the authority to issue 20,000,000 shares of common stock, par value $.001 per share and 3,000,000 shares of preferred stock, par value $.001. In addition, the Corporation shall have the authority to issue 3,000,000 shares of preferred stock, par value $.001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

ARTICLE IV: Registered Agent

The name and address of the registered agent of the Corporation is:

Corporate Creations Network Inc.
941 Fourth Street # 200
Miami Beach, FL 33139

ARTICLE VII: Corporate Existence

The corporate existence of the Corporation will begin effective upon the filing date of the original Articles of Incorporation on the date shown below. The undersigned executed these Amended Articles of Incorporation on the date shown below.

Fifth Avenue Acquisition II Corp.
By: Thomas J. Craft, Jr.
/s/ Thomas J. Craft, Jr.
Title: President
Date: December 6, 2000

EXHIBIT 3 (iii) Specimen Stock Certificate

Certificate

FIFTH AVENUE ACQUISITION II CORP.

Florida Corporation

20,000,000 Shares of Common Shares Authorized, Par value $.001 per share

This certifies that _______________________________ is hereby issued _____________ fully paid and non-assessable Shares of Common Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, this Corporation has caused this Certificate to be signed by its duly authorized officer(s) this ________ day of ____________ , _____ .

_________________________ ____________________________

Secretary President

_____________________

[SEAL]

(Reverse side of stock certificate)

For Value Received, ________ hereby sell, assign and transfer unto __________________

_____________________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint _____________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated _______________________________

In presence of _________________________

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular, without alteration or enlargement or any change whatever.

EXHIBIT 10 (i) Services Agreement with CR Capital Services, Inc.

AGREEMENT between CR Capital Services, Inc. ("CRCS") and Fifth Avenue Acquisition II Corp. (the "Company").

WHEREAS The Company is a development stage company that has no specific business plan and intends to merge, acquire or otherwise combine with an unidentified company (the "Business Combination Transaction");

WHEREAS CRCS assisted in the incorporation of the Company;

WHEREAS the Company desires that CRCS assist it in locating a suitable target company for a Business Combination Transaction;

NOW THEREFORE, it is agreed:

1.00 ACTIONS BY CRCS. CRCS agrees to assist in:

1.01 The preparation and filing with the Securities and Exchange Commission of a registration statement on Form 10-SB/12g for the common stock of the Company;

1.02 The location and review of potential target companies for a Business Combination Transaction and the introduction of potential candidates to the Company;

1.03 The preparation and filing with the Securities and Exchange Commission of all required filings under the Securities Exchange Act of 1934 until the Company enters into a Business Combination Transaction;

2.00 PAYMENT OF THE COMPANY EXPENSES. CRCS agrees to pay on behalf of the Company all corporate, organizational and other costs incurred or accrued by the Company until effectiveness of a Business Combination Transaction. CRCS understands and agrees that it may not necessarily be reimbursed for any payments made by it on behalf of the Company.

3.00 INDEPENDENT CONSULTANT. CRCS is not now, and shall not be, authorized to enter into any agreements, contracts or understandings on behalf of the Company and CRCS is not, and shall not be deemed to be, an agent of the Company.

4.00 USE OF OTHER CONSULTANTS. The Company understands and agrees that CRCS may utilize third party consultants, and others to assist it in locating business entities suitable for a Business Combination Transaction and that CRCS may become obligated to compensate such third parties, including the transfer and assignment of rights to an interest in the Company and may make payments to such consultants from its own resources for their services. The Company shall have no responsibility for all or any portion of such payments.

5.00 CRCS EXPENSES. CRCS will bear its own expenses incurred in regard to its actions under this agreement.

6.00 ARBITRATION. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Florida.

7.00 COVENANT OF FURTHER ASSURANCES. The parties agree to take any further actions and to execute any further documents which may from time to time be necessary or appropriate to carry out the purposes of this agreement.

8.00 PRIOR AGREEMENTS. This agreement constitutes the entire agreement between the parties and memorializes the prior oral agreement between the parties and all understandings between the parties pursuant to such oral agreements are recorded herein. The effective date herein is as of the earliest date of the oral agreement between the parties.

9.00 EFFECTIVE DATE. The effective date of this agreement is as of January 10, 2001.

IN WITNESS WHEREOF, the parties have approved and executed this agreement.

CR Capital Services, Inc.

By: Thomas J. Craft, Jr., President
/s/ Thomas J. Craft, Jr.

Fifth Avenue Acquisition II Corp.

By: Richard Rubin, Secretary
/s/ Richard Rubin

EXHIBIT 10 (ii) Lock-Up Agreement

[Name and Address of the Holder]
January 10, 2001
Fifth Avenue Acquisition II Corp.
301 Clematis Street, Suite 3000
West Palm Beach, FL 33401

Re: Lock-Up Agreement with Fifth Avenue Acquisition II Corp.

Gentlemen:

As part of the sale of the shares of Common Stock of Fifth Avenue Acquisition II Corp., a blank check company, (the "Company") to the undersigned individually (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company as owners of the Company's Common Stock, $.001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement (the "Agreement") that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, his shares of Stock of the Company owned by the Holder except to members of the holder’s family, until the Company is no longer classified as a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933, as amended.

Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

This letter agreement shall be binding upon the Holder, his agents, heirs, successors, assigns and beneficiaries.

Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

The Holder agrees that any breach of this letter agreement will cause the irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the Holder, the Holder hereby agrees that the Company shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

Agreed and accepted this 10th day of January 2001.

THE HOLDER

By: ____________________________________

EXHIBIT 10 (iii) Stock Option Agreement

FIFTH AVENUE ACQUISITION II CORP.
STOCK OPTION AGREEMENT

RECITALS

A. The Board of Directors of Fifth Avenue Acquisition II Corp. (the "Company") has adopted the this Stock Option Plan and Agreement (the "Agreement") for the purpose of attracting and then being able to retain the services of selected Employees, non-employee members of the Board or the board of directors of any Parent or Subsidiary of the Company hereinafter organized and consultants and other independent advisors in the service of the Company (or any Parent or Subsidiary).

B. The Optionee is to render valuable services to the Company (or a Parent or Subsidiary), and this Agreement is executed pursuant to, and is intended to carry out the purposes of the Agreement in connection with the Company's grant of an option to Optionee.

C. All capitalized terms in this Agreement shall have the meaning assigned to them in the attached Appendix.

NOW, THEREFORE, it is hereby agreed as follows:

1. Grant of Option. The Company hereby has the authority to grant to Optionee, as of the Grant Date, an option to purchase up to the number of Option Shares specified in the Grant Notice which will be attached hereto. The Option Shares shall be purchasable from time to time during the option term specified in Paragraph 2 at the Exercise Price. The total number of Option Shares that are authorized by the Board of Directors, which shall designate one or more of its members as Administrator, and are available for grant under this Agreement is 1,000,000 Option Shares, par value $.001.

2. Option Term. This option shall have a term of ten (10) years measured from the Grant Date and shall accordingly expire at the close of business on the Expiration Date, unless sooner terminated in accordance with Paragraph 5 or 6.

3. Limited Transferability. This option shall be neither transferable nor assignable by Optionee other than by will or by the laws of descent and distribution following Optionee's death and may be exercised, during Optionee's lifetime, only by Optionee. However, if this option is designated a Non-Statutory Option in the Grant Notice, then this option may be assigned in whole or in part during Optionee's lifetime either as (i) as a gift to one or more members of Optionee's Immediate Family, to a trust in which Optionee and/or one or more such family members hold more than fifty percent (50%) of the beneficial interest or an entity in which more than fifty percent (50%) of the voting interests are owned by Optionee and /or one or more such family members, or (ii) pursuant to a domestic relations order. The assigned portion shall be exercisable only by the person or persons who acquire a proprietary interest in the option pursuant to such assignment. The terms applicable to the assigned portion shall be the same as those in effect for this option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Administrator of the Agreement for the Company may deem appropriate.

4. Exercisability/Vesting. This option shall become exercisable for the Option Shares in one or more installments as specified in the Grant Notice. As the option becomes exercisable for such installments, those installments shall accumulate, and the option shall remain exercisable for the accumulated installments until the Expiration Date or sooner termination of the option term under Paragraph 5 or 6.

5. Cessation of Service. The option term specified in Paragraph 2 shall terminate (and this option shall cease to be outstanding) prior to the Expiration Date should any of the following provisions become applicable:

(a) Should Optionee cease to remain in Service for any reason (other than death or Permanent Disability) while this option is outstanding, then the period for exercising this option shall be limited to a six (6)-month period measured from the date of such cessation of Service but in no event shall this option be exercisable at any time after the Expiration Date.

(b) Should Optionee die while holding this option, then the personal representative of Optionee's estate or the person or persons to whom the option is transferred pursuant to Optionee's will or in accordance with the laws of descent and distribution shall have the right to exercise this option. Such right shall lapse, and this option shall cease to be outstanding, upon the earlier of the expiration of the twelve (12)-month period measured from the date of Optionee's death or the Expiration Date.

(c) Should Optionee cease Service by reason of Permanent Disability while this option is outstanding, then the period for exercising this option shall be limited to a twelve (12)-month period measured from the date of such cessation of Service. In no event shall this option be exercisable at any time after the Expiration Date.

(d) Should Optionee's Service be terminated for Misconduct, then this option shall terminate immediately and cease to remain outstanding.

(e) During the limited period of post-Service exercisability, this option may not be exercised in the aggregate for more than the number of Option Shares in which Optionee is, at the time of Optionee's cessation of Service, vested in accordance with the Vesting Schedule specified in the Grant Notice, if any, or the special vesting acceleration provisions of Paragraph 6. Upon the expiration of such limited exercise period or (if earlier) upon the Expiration Date, this option shall terminate and cease to be outstanding for any vested Option Shares for which the option has not been exercised. To the extent Optionee is not vested in the Option Shares at the time of Optionee's cessation of Service, this option shall immediately terminate and cease to be outstanding with respect to those shares.

(f) In the event of a Corporate Transaction, the provisions of Paragraph 6 shall govern the period for which this option is to remain exercisable following Optionee's cessation of Service and shall supersede any provisions to the contrary in this Paragraph.

6. Special Acceleration of Option.

(a) All the Option Shares subject to this option at the time of a Corporate Transaction but not otherwise vested shall automatically vest and the Company's repurchase rights with respect to those Option Shares shall immediately terminate so that this option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all of the Option Shares as fully-vested shares of Common Stock and may be exercised for any or all of those Option Shares. No such accelerated vesting of the Option Shares, however, shall occur if and to the extent: (i) this option is, in connection with the Corporate Transaction, either to be assumed by the successor Company (or parent thereof) in the Corporate Transaction and the Company's repurchase rights with respect to the unvested Option Shares are assigned to such or (ii) this option is to be replaced with a cash incentive program of the successor Company which reflects the difference between the exercise price on the unvested Option Shares at the time of the Corporate Transaction and Fair Market Value of the Company’s Shares based upon the average closing bid price for the Shares during the initial 30 day period following the Corporate Transaction or the commencement of trading in the Shares of the Company, any Parent, Subsidiary or successor Company, as may be appropriate. This cash incentive program shall provide for subsequent payout in accordance with the Vesting Schedule.

(b) Immediately following the Corporate Transaction, this option shall terminate and cease to be outstanding, except to the extent assumed by the successor Company (or parent thereof) in connection with the Corporate Transaction.

(c) If this option is assumed in connection with a Corporate Transaction, then this option shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction, and appropriate adjustments shall also be made to the Exercise Price, provide the aggregate Exercise Price shall remain the same.

(d) Should there occur an Involuntary Termination of Optionee's Service within eighteen (18) months following a Corporate Transaction in which this option is assumed and the Company's repurchase rights with respect to the unvested Option Shares are assigned, all the Option Shares at the time subject to this option but not otherwise vested shall automatically vest and the Company's repurchase rights with respect to those Option Shares shall terminate so that this option shall immediately become exercisable for all those Option Shares as fully-vested shares of Common Stock and may be exercised for any or all of those vested Option Shares at any time prior to the earlier of (i) the Expiration Date or (ii) the expiration of the one (1)-year period measured from the date of such Involuntary Termination.

(e) This Agreement shall not in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

7. Adjustment in Option Shares. Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, appropriate adjustments shall be made to (i) the total number and/or class of securities subject to this option and (ii) the Exercise Price in order to reflect such change and thereby preclude a dilution or enlargement of benefits hereunder.

8. Stockholder Rights. The holder of this option shall not have any stockholder rights with respect to the Option Shares until such person shall have exercised the option, paid the Exercise Price and become the record holder of the purchased shares.

9. Manner of Exercising Option.

(a) In order to exercise this option with respect to all or any part of the Option Shares for which this option is at the time exercisable, Optionee (or any other person or persons exercising the option) must take the following actions: (i) Execute and deliver to the Company a Purchase Agreement for the Option Shares for which the option is exercised; (ii) Pay the aggregate Exercise Price for the purchased shares in one or more of the following forms:

(1) cash or check made payable to the Company; or
(2) a promissory note payable to the Company, but only to the extent authorized by the Administrator in accordance with Paragraph 14.
Should the Common Stock be registered under Section 12 of the Securities Exchange Act of 1934 at the time the option is exercised, then the Exercise Price may also be paid as follows:

(3) in shares of Common Stock held by Optionee (or any other person or persons exercising the option) for the requisite period necessary to avoid a charge to the Company's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date; or

(4) to the extent the option is exercised for vested Option Shares, through a special sale and remittance procedure pursuant to which Optionee (or any other person or persons exercising the option) shall concurrently provide irrevocable instructions to a Company-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Company by reason of such exercise and to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

Except to the extent the sale and remittance procedure is utilized in connection with the option exercise, payment of the Exercise Price must accompany the Purchase Agreement delivered to the Company in connection with the option exercise.

(1) Furnish to the Company appropriate documentation that the person or persons exercising the option (if other than Optionee) have the right to exercise this option.
(2) Execute and deliver to the Company such written representations as may be requested by the Company in order for it to comply with the applicable requirements of Federal and state securities laws.

(3) Make appropriate arrangements with the Company (or Parent or Subsidiary employing or retaining Optionee) for the satisfaction of all Federal, state and local income and employment tax withholding requirements applicable to the option exercise.

(b) As soon as practical after the Exercise Date, the Company shall issue to or on behalf of Optionee (or any other person or persons exercising this option) a certificate for the purchased Option Shares, with the appropriate legends affixed thereto. To the extent any such Option Shares are unvested, the certificates for those Option Shares shall be endorsed with an appropriate legend evidencing the Company's repurchase rights and may be held in escrow with the Company until such shares vest.

(c) In no event may this option be exercised for any fractional shares.

10. REPURCHASE RIGHTS. ALL OPTION SHARES ACQUIRED UPON THE EXERCISE OF THIS STOCK OPTION AGREEMENT SHALL BE SUBJECT TO CERTAIN RIGHTS OF THE COMPANY AND ITS ASSIGNS TO REPURCHASE THOSE SHARES IN ACCORDANCE WITH THE TERMS SPECIFIED IN THE PURCHASE AGREEMENT.

11. Compliance with Laws and Regulations

(a) The exercise of this option and the issuance of the Option Shares upon such exercise shall be subject to compliance by the Company and Optionee with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange (or the NASDAQ National Market, if applicable) and regulations of the OTC Bulletin Board on which the Common Stock may be listed for trading and traded at the time of such exercise and issuance.

(b) The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance and sale of any Common Stock pursuant to this option shall relieve the Company of any liability with respect to the non-issuance or sale of the Common Stock as to which such approval shall not have been obtained, The Company, however, shall use its best efforts to obtain all such approvals.

12. Successors and Assigns. Except to the extent otherwise provided in Paragraphs 3 and 6, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and Optionee, Optionee's assigns and the legal representatives, heirs and legatees of Optionee's estate.

13. Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Company at its principal corporate offices. Any notice required to be given or delivered to Optionee shall be in writing and addressed to Optionee at the address indicated below Optionee's signature line on the Grant Notice. All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

14. Financing. The Administrator may, in its absolute discretion and without any obligation to do so, permit Optionee to pay the Exercise Price for the purchased Option Shares by delivering a full-recourse, interest-bearing promissory note secured by those Option Shares. The payment schedule in effect for any such promissory note shall be established by the Administrator in its sole discretion.

15. Construction. This Agreement and the option evidenced hereby are made and granted pursuant to the Agreement and are in all respects limited by and subject to the terms of the Agreement. All decisions of the Administrator with respect to any question or issue arising under this Agreement shall be conclusive and binding on all persons having an interest in this option.

16. Governing Law. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Florida without resort to that State's conflict-of-laws rules. Venue shall lay in and for the 15th Judicial Circuit, Palm Beach County, FL.

17. Stockholder Approval. If the Option Shares covered by this Agreement exceed, as of the Grant Date, the number of shares of Common Stock which may without stockholder approval be issued under the Plan, then this option shall be void with respect to such excess shares, unless and until stockholder approval of an amendment sufficiently increasing the number of shares of Common Stock issuable under the Plan is obtained in accordance with the provisions of the Plan, at which time the excess shares shall be deemed ratified and the grant of the previously excess shares shall no longer be deemed void.

18. Additional Terms Applicable to an Incentive Option. In the event this option is designated an Incentive Option in the Grant Notice, then the following shall also apply to the grant. This option shall cease to qualify for favorable tax treatment as an Incentive Option if (and to the extent) this option is exercised for one or more Option Shares: more than three (3) months after the date Optionee ceases to be an Employee for any reason other than death or Disability or more than twelve (12) months after the date Optionee ceases to be an Employee by reason of Permanent Disability.

APPENDIX

The following, definitions shall be in effect under the Agreement:

A. Agreement shall mean this Stock Option Agreement.

B. Board shall mean the Company's Board of Directors.

C. Code shall mean the Internal Revenue Code of 1986, as amended.

D. Common Stock shall mean the shares of the Company's common stock,

E. Corporate Transaction shall mean either of the following stockholder approved transactions to which the Company is a party:

(i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

(ii) the sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

F. Company shall mean Fifth Avenue Acquisition II Corp., a Florida corporation, and any successor Company to all or substantially all of the assets or voting stock of Fifth Avenue Acquisition II Corp. which shall by appropriate action adopt the Agreement.

G. Employee shall mean an individual who is in the employ of the Company (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

H. Exercise Date shall mean the date on which the option shall have been exercised in accordance with Paragraph 9 of the Agreement.

I. Exercise Price shall mean the exercise price payable per Option Share as specified in the Grant Notice.

J. Expiration Date shall mean the date on which the option expires as specified in the Grant Notice.

K. Fair Market Value per share shall mean the closing bid price of or other basis for the fair valuation of the shares of Common Stock on any relevant date shall be determined in accordance with the following provisions:

(i) If the Common Stock is at the time traded on the NASDAQ National Market, then the Fair Market Value shall be the closing bid price per share of Common Stock on the date in question, as the price is reported by the Notice. If there is no closing bid price for the Common Stock on the date in question, then the Fair Market Value shall be the closing bid price on the last preceding date for which such quotation exists.

(ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing price per share of Common Stock on the date in question on the Stock Exchange determined by the Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing bid price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) If the Common Stock is at the time traded on the OTC Bulletin Board, then the Fair Market Value shall be the closing bid price per share of Common Stock on the date in question, as the price is reported by the National Association of Securities Dealers on the OTC:BB. If there is no closing bid price for the Common Stock on the date in question, then the Fair Market Value shall be the closing bid price on the last preceding date for which such quotation exists.

(iv) If the Common Stock is at the time neither listed on any Stock Exchange nor traded on the NASDAQ National Market or OTC:BB, then the Fair Market Value shall be determined by the Administrator after taking into account such factors as the Administrator and Board of Directors shall deem appropriate.

L. Grant Date shall mean the date of grant of the option as specified in the Grant

M. Grant Notice shall mean the Notice of Grant of Stock Option accompanying the Agreement, pursuant to which Optionee has been informed of the basic terms of the option evidenced hereby.

N. Immediate Family of Optionee shall mean Optionee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships.

O. Incentive Option shall mean an option which satisfies the requirements of Code Section 422.

P. Involuntary Termination shall mean the termination of Optionee's Service which occurs by reason of.

(i) Optionee's involuntary dismissal or discharge by the Company for reasons other than Misconduct, or

(ii) Optionee's voluntary resignation following: (A) a change in Optionee's position with the Company (or Parent or Subsidiary employing Optionee) which materially reduces Optionee's duties and responsibilities or the level of management to which he or she reports; (B) a reduction in Optionee's level of compensation (including base salary, fringe benefits and target bonus under any corporate performance-based bonus or incentive programs) by more than fifteen percent (15%); or (C) a relocation of Optionee's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected without Optionee's consent.

Q. Misconduct shall mean the commission of any act of fraud, embezzlement or dishonesty by Optionee, any unauthorized use or disclosure by Optionee of confidential information or trade secrets of the Company (or any Parent or Subsidiary), or any other intentional misconduct by Optionee adversely affecting the business or affairs of the Company (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Company (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of Optionee or any other individual in the Service of the Company (or any Parent or Subsidiary).

R. 1934 Act shall mean the Securities Exchange Act of 1934.

S. Non-Statutory-Option shall mean an option not intended to satisfy the requirements of Code Section 422.

T. Option Shares shall mean the number of shares of Common Stock subject to the option as specified in the Grant Notice.

U. Optionee shall mean the person to whom the option is granted as specified in the Grant Notice.

V. Parent shall mean any Company (other than the Company) in an unbroken chain of companies ending with the Company, provided each company in the unbroken chain (other than the Company) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

W. Permanent Disability shall mean the inability of Optionee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in death or has lasted or can be expected to last for a continuous period of twelve (12) months or more.

X. Administrator shall mean either the Board or a committee of the Board acting in its capacity as administrator of the Agreement.

Z. Service shall mean Optionee's performance of services for the Company (or any Parent or Subsidiary) in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor.

AA. Stock Exchange shall mean the American Stock Exchange or the New York Stock Exchange.

BB. Subsidiary shall mean any Company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each Company (other than the last Company) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

CC. Vesting Schedule shall mean the vesting schedule specified in the Grant Notice pursuant to which the Optionee is to vest in the Option Shares in a series of installments over his or her period of Service.

EXHIBIT 10 (iv)  2001 Stock Option Plan

FIFTH AVENUE ACQUISITION II CORP.
2001 STOCK OPTION PLAN

ARTICLE ONE

GENERAL PROVISIONS

I. PURPOSE OF THE PLAN

This 2001 Stock Option Plan is intended to promote the interests of Fifth Avenue Acquisition II Corp., a Florida Company, (the "Company") by providing eligible persons in the Company's employ or service, or that of any Parent or Subsidiary of the Company, with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service.

Capitalized terms shall have the meanings assigned to such terms in the attached Appendix

II. STRUCTURE OF THE PLAN

A. The Plan shall be divided into two (2) separate equity programs:

(i) the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock; and

(ii) the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Company (or any Parent or Subsidiary).

B. The provisions of Articles One and Four shall apply to both equity programs under the Plan and shall accordingly govern the interests of all persons under the Plan.

III. ADMINISTRATION OF THE PLAN

A. The Plan shall be administered by the Board. However, any or all administrative functions otherwise exercisable by the Board may be delegated to a Committee appointed by the Board, if any. The Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

B. The Plan Administrator, as defined below, shall have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Plan and to make such determinations under, and issue such interpretations of, the Plan and any outstanding options or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator shall be final and binding on all parties who have an interest in the Plan or any option or stock issuance thereunder.

IV. ELIGIBILITY

A. The persons eligible to participate in the Plan are as follows:

(i) Employees,

(ii) non-employee members of the Board or the non-employee members of the board of directors of any Parent or Subsidiary, and

(iii) consultants and other independent advisors who provide bona fide services to the Company (or any Parent or Subsidiary).

B. The Plan Administrator shall have full authority to determine, (i) with respect to the grants made under the Option Grant Program, which eligible persons are to receive the option grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times when each option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding and (ii) with respect to stock issuances made under the Stock Issuance Program, which eligible persons are to receive stock issuances, the time or times when those issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares and the consideration to be paid by the Participant for such shares.

C. The Plan Administrator shall have the absolute discretion either to grant options in accordance with the Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program.

V. STOCK SUBJECT TO THE PLAN

A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired shares of the Company’s Common Stock, par value $.001. The maximum number of shares of Common Stock which may be issued over the term of the Plan shall not exceed 1,000,000 shares.

B. Shares of Common Stock subject to outstanding options shall be available for subsequent issuance under the Plan to the extent that:

(i) the options expire or terminate for any reason prior to exercise in full; or

(ii) the options are canceled in accordance with the cancellation regrant provisions of Article Two.

C. Unvested shares issued under the Plan and subsequently repurchased by the Company, at the option exercise or direct issue price paid per share, pursuant to the Company's repurchase rights under the Plan shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances under the Plan.

D. Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, appropriate adjustments shall be made to: (i) the maximum number and/or class of securities issuable under the Plan; and (ii) the number and/or class of securities and the exercise price per share in effect under each outstanding option in order to prevent the dilution or enlargement of benefits thereunder. The adjustments determined by the Plan Administrator shall be final, binding and conclusive. In no event shall any such adjustments be made in connection with the conversion of one or more outstanding shares of the Company's preferred stock into shares of Common Stock.

ARTICLE TWO
OPTION GRANT PROGRAM

I. OPTION TERMS

Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

A. Exercise Price.

1. The exercise price per share shall be fixed by the Plan Administrator and may be less than, equal to or greater than the Fair Market Value per share of Common Stock on the option grant date,

2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of Section I of Article Four and the documents evidencing the option, be payable in cash or check made payable to the Company. Should the Common Stock be registered under Section 12 of the 1934 Act at the time the option is exercised, then the exercise price may also be paid as follows:

(i) in shares of Common Stock held for the requisite period necessary to avoid a charge to the Company's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, or

(ii) to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable instructions (a) to a Company designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Company by reason of such exercise and (b) to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

B. Exercise and Term of Options. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option grant. However, no option shall have a term in excess of ten (10) years measured from the option grant date.

C. Effect of Termination of Service.

1. The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

(i) Should the Optionee cease to remain in Service for any reason other than death, Permanent Disability or Misconduct, then the Optionee shall have a period of six (6) months following the date of such cessation of Service during which to exercise each outstanding option held by such Optionee.

(ii) Should Optionee's Service terminate by reason of Permanent Disability, then the Optionee shall have a period of twelve (12) months following the date of such cessation of Service during which to exercise each outstanding option held by such Optionee.

(iii) If the Optionee dies while holding an outstanding option, then the personal representative of his or her estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance shall have a twelve (12) month period following the date of the Optionee's death to exercise such option.

(iv) Under no circumstances, however, shall any such option be exercisable after the specified expiration of the option term.

(v) During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding with respect to any and all option shares for which the option is not otherwise at the time exercisable or in which the Optionee is not otherwise at that time vested.

(vi) Should Optionee's Service be terminated for Misconduct, then all outstanding options held by the Optionee shall terminate immediately and cease to remain outstanding.

2. The Plan Administrator shall have the discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

(i) extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service or death from the limited period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event, beyond the expiration of the option. Term; and/or

(ii) permit the option to be exercised, during the applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested under the option had the Optionee continued in Service.

D. Stockholder Rights. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become the recordholder of the purchased shares.

E. Repurchase Rights. The Plan Administrator shall have the discretion to grant options, which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while holding such unvested shares, the Company shall have the right to repurchase, at the exercise price paid per share, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

F. First Refusal Rights. Until such time as the Common Stock is first registered under Section 12 of the 1934 Act, the Company shall have the right of first refusal with respect to any proposed disposition by the Optionee (or any successor in interest) of any shares of Common Stock issued under the Option Grant Program. Such right of first refusal shall be exercisable in accordance with the terms established by the Plan Administrator and set forth in the document evidencing such right.

G. Limited Transferability of Options. During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or by the laws of descent and distribution following the Optionee's death. Non-Statutory Options shall be subject to the same restrictions, except that a Non-Statutory Option may, to the extent permitted by the Plan Administrator, be assigned in whole or in part during the Optionee's lifetime as follows:

(i) as a gift to one or more members of the Optionee's immediate family, to a trust in which Optionee and/or one or more such family members hold more than fifty percent (50%) of the beneficial interest or to an entity in which more than fifty percent (50%) of the voting interests are owned by one or more such family members; or

(ii) pursuant to a domestic relations order. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

H. Withholding. The Company's obligation to deliver shares of Common Stock upon the exercise of any options granted under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

II. INCENTIVE OPTIONS

The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Four shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options shall not be subject to the terms of this Section II.

A. Eligibility. Incentive Options may only be granted to Employees.

B. Exercise Price. The exercise price per share shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

C. Dollar Limitation. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Company or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one (1) calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

D. 10% Stockholder. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date and the option term shall not exceed five (5) years measured from the option grant date.

III. CORPORATE TRANSACTION

A. The shares subject to each option outstanding under the Plan at the time of a Corporate Transaction shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become fully exercisable for all of the shares of Common Stock at the time subject to that option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. However, the shares subject to an outstanding option shall not vest on such an accelerated basis if and to the extent:

(i) such option is assumed by the successor Company (or parent thereof) in the Corporate Transaction and the Company's repurchase rights with respect to the unvested option shares are concurrently assigned to such successor Company (or parent thereof); or

(ii) such option is to be replaced with a cash incentive program of the successor Company which preserves the spread existing on the unvested option shares at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to those unvested option shares; or

(iii) the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of the option grant.

B. All outstanding repurchase rights shall also terminate automatically, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent:

(i) those repurchase rights are assigned to the successor Company (or parent thereof) in connection with such Corporate Transaction; or

(ii) such accelerated vesting is precluded by other limitations imposed by the Plan Administrator at the time the repurchase right is issued.

C. Immediately following the consummation of the Corporate Transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor Company (or parent thereof).

D. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction, had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to:

(i) the number and class of securities available for issuance under the Plan following the consummation of such Corporate Transaction; and

(ii) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same.

E. The Plan Administrator shall have the discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration (in whole or in part) of one or more outstanding options (and the immediate termination of the Company's repurchase rights with respect to the shares subject to those options) upon the occurrence of a Corporate Transaction, whether or not those options are to be assumed in the Corporate Transaction.

F. The Plan Administrator shall also have full power and authority, exercisable either at the time the option is granted or at any time while the option remains outstanding, to structure such option so that the shares subject to that option will automatically vest on an accelerated basis should the Optionee's Service terminate by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Corporate Transaction in which the option is assumed and the repurchase rights applicable to those shares do not otherwise terminate, Any option so accelerated shall remain exercisable for the fully-vested option shares until the earlier of:

(i) the expiration of the option term; or

(ii) the expiration of the one (l) year period measured from the effective date of the Involuntary Termination. In addition, the Plan Administrator may provide that one or more of the Company's outstanding repurchase rights with respect to shares held by the Optionee at the time of such Involuntary Termination shall immediately terminate on an accelerated basis, and the shares subject to those terminated rights shall accordingly vest at that time.

G. The portion of any Incentive Option accelerated in connection with a Corporate Transaction shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand ($100,000) Dollar limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

H. The grant of options under the Plan shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV. CANCELLATION AND REGRANT OF OPTIONS

The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Option Grant Program and to grant in substitution new options covering the same or different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date.

ARTICLE THREE
STOCK ISSUANCE PROGRAM

I. STOCK ISSUANCE TERMS

Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement, which complies with the terms specified below.

A. Purchase Price.

1. The purchase price per share shall be fixed by the Plan Administrator and may be less than, equal to or greater than the Fair Market Value per share of Common Stock on the issue date.

2. Subject to the provisions of Section I of Article Four, shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

(i) cash or check made payable to the Company; or

(ii) past services rendered to the Company (or any Parent or Subsidiary).

B. Vesting Provisions

1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon attainment of specified performance objectives.

2. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration shall be issued subject to:

(i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock; and

(ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

3. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares.

4. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Company for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money indebtedness), the Company shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase money note of the Participant attributable to the surrendered shares.

5. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock (or other assets attributable thereto) which would otherwise occur upon the non-completion of the vesting schedule applicable to such shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

C. First Refusal Rights. Until such time as the Common Stock is first registered under Section 12 of the 1934 Act, the Company shall have the right of first refusal with respect to any proposed disposition by the Participant (or any successor in interest) of any shares of Common Stock issued under the Stock Issuance Program. Such right of first refusal shall be exercisable in accordance with the terms established by the Plan Administrator and set forth in the document evidencing such right.

II. CORPORATE TRANSACTION

A. All of the outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in fall, in the event of any Corporate Transaction, except to the extent:

(i) those repurchase rights are assigned, to the successor Company (or parent thereof) in connection with such Corporate Transaction; or

(ii) such accelerated vesting is precluded by other limitations imposed by the Plan Administrator at the time the repurchase right is issued.

B. The Plan Administrator shall have the discretionary authority, exercisable either at the time the unvested shares are issued or any time while the Company's repurchase rights with respect to those shares remain outstanding, to provide that those rights shall automatically terminate on an accelerated basis, and the shares of Common Stock subject to those terminated rights shall immediately vest, in the event the Participant's Service should subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Corporate Transaction in which those repurchase rights are assigned to the successor Company (or parent thereof).

III. SHARE ESCROW/LEGENDS

Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Company until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

ARTICLE FOUR
MISCELLANEOUS

I. FINANCING

The Plan Administrator may permit any Optionee or Participant to pay the option exercise price under the Option Grant Program or the purchase price for shares issued under the Stock Issuance program by delivering a full recourse, interest bearing promissory note payable in one or more installments and secured by the purchased shares. The terms of any such promissory note (including the interest rate and the terms of repayment) shall be established by the Plan Administrator in its sole discretion. In no event shall the maximum credit available to the Optionee or Participant exceed the sum of:

(i) the aggregate option exercise price or purchase price payable for the purchased shares; plus

(ii) any Federal, state and local income and employment tax liability incurred by the Optionee or the Participant in connection with the option exercise or share purchase.

II. EFFECTIVE DATE AND TERM OF THE PLAN

A. The Plan shall become effective when adopted by the Board, but no option granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Plan is approved by the Company's stockholders. If such stockholder approval is not obtained within twelve (12) months after the date of the Board's adoption of the Plan, then all options previously granted under the Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan. Subject to such limitation, the Plan Administrator may grant options and issue shares under the Plan at any time after the effective date of the Plan and before the date fixed herein for termination of the Plan.

B. The Plan shall terminate upon the earliest of:

(i) the expiration of the ten (10) year period measured from the date the Plan is adopted by the Board;

(ii) the date on which all shares available for issuance under the Plan shall have been issued as fully-vested shares; or

(iii) the termination of all outstanding options in connection with an Corporate Transaction. All options and unvested stock issuances outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the documents evidencing such options or issuances.

III. AMENDMENT OF THE PLAN

A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect any rights and obligations with respect to options or unvested stock issuances at the time outstanding under the Plan, unless the Optionee or the Participant consents to such amendment or modification. In addition, certain amendments may require stockholder approval pursuant to applicable laws or regulations.

B. Options to purchase shares of Common Stock may be granted under the Option Grant Program and shares of Common Stock may be issued under the Stock Issuance Program which are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued under those programs shall be held in escrow until there is obtained stockholder approval of the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess grants or issuances are made, then: (i) any unexercised options granted on the basis of such excess shares shall terminate and cease to be outstanding; and

(ii) the Company shall promptly refund to the Optionees and the Participants the exercise or purchase price paid for any excess shares issued under the Plan and held in escrow, together with interest (at the applicable Short-Term Federal Rate) for the period the shares were held in escrow, and such shares shall thereupon be automatically canceled and cease to be outstanding.

IV. USE OF PROCEEDS

Any cash proceeds received by the Company from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

V. WITHHOLDING

The Company's obligation to deliver shares of Common Stock upon the exercise of any options or upon the issuance or vesting of any shares issued under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

VI. REGULATORY APPROVALS

The implementation of the Plan, the granting of any option under the Plan and the issuance of any shares of Common Stock either:

(i) upon the exercise of any option; or
(ii) under the Stock Issuance Program;

shall be subject to the Company's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the options granted under it and the shares of Common Stock issued pursuant to it.

VII. NO EMPLOYMENT OR SERVICE RIGHTS

Nothing in the Plan shall confer upon the Optionee or the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining such person) or of the Optionee or the Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

APPENDIX

The following definitions shall be in effect under the Plan:

A. Board shall mean the Company's Board of Directors.
B. Code shall mean the Internal Revenue Code of 1986, as amended.
C. Committee shall mean a committee of one (1) or more Board members appointed by the Board to exercise one or more administrative functions under the Plan.
D. Common Stock shall mean the Company's common stock.
E. Corporate Transaction shall mean either of the following stockholder approved transactions to which the Company is a party:

(i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

(ii) the sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

F. Company shall mean Fifth Avenue Acquisition II Corp., a Florida corporation, and any successor Company to all or substantially all of the assets or voting stock of Fifth Avenue Acquisition II Corp. which shall by appropriate action adopt the Plan.

G. Employee shall mean an individual who is in the employ of the Company (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

H. Exercise Date shall mean the date on which the Company shall have received written notice of the option exercise.
I. Fair Market Value per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

(i) If the Common Stock is at the time traded on the NASDAQ National Market, then the Fair Market Value shall be the closing bid price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the NASDAQ National Market. If there is no closing bid price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists;

(ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing price on the last preceding date for which such quotation exists; and

(iii) If the Common Stock is at the time neither listed on any Stock Exchange nor traded on the NASDAQ National Market, then the Fair Market Value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate including any quotations and closing bid price with respect to the shares on the OTC: Bulletin Board or the "Pink Sheets" if applicable or such other.

J. Incentive Option shall mean an option which satisfies the requirements Code Section 422 of the Code.
K. Involuntary Termination shall mean the termination of the Service of any individual which occurs by reason of:
(i) such individual's involuntary dismissal or discharge by the Company for reasons other than Misconduct, or

(ii) such individual's voluntary resignation following: (a) a change in his or her position with the Company which materially reduces his or her duties and responsibilities or the level of management to which he or she reports; (b) a reduction in his or her level of compensation (including base salary, fringe benefits and target bonuses under any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%); or (c) a relocation of such individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation. is effected without the individual's consent.

L. Misconduct shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Company (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Company (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Company (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee, Participant or other person in the Service of the Company (or any Parent or Subsidiary).

M. 1934 Act shall mean the Securities Exchange Act of 1934, as amended.
N. Non-Statutory Option shall mean an option not intended to satisfy the requirements of Code Section 422.
O. Option Grant Program shall mean the option grant program in effect under the Plan.
P. Optionee shall mean any person to whom an option is granted under the Plan.
Q. Parent shall mean any Company (other than the Company) in an unbroken chain of companies ending with the Company, provided each: Company in the unbroken chain (other than the Company) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.
R. Participant shall mean any person who is issued shares of Common Stock under the Stock Issuance Program.

S. Permanent Disability shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in such person's death or to continue for a period of twelve (12) consecutive months or more.

T. Plan shall mean the Company's 2001 Stock Option Stock Issuance Plan, as set forth in this document.
U. Plan Administrator shall mean either the Board or the, Committee acting in its capacity as administrator of the Plan.

V. Service shall mean the provision of services to the Company (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance.

W. Stock Exchange shall mean either the American Stock Exchange or the New York Stock Exchange.
X. Stock Issuance Agreement shall mean the agreement entered into by the Company and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.
Y. Stock Issuance Program shall mean the stock issuance program in effect under the Plan.

Z. Subsidiary shall mean any Company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each Company (other than the last Company) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

AA. 10% Stockholder shall mean the owner of stock (as determined under Code Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or any Parent or Subsidiary).

EXHIBIT 99 (i)

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), 15 U.S.C.A. Sections 77z-2 and 78u-5 (Supp. 1996), Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. Fifth Avenue Acquisition II Corp. ("the Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

"Forward-looking statements" are defined by the Reform Act. Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward- looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of the Company. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements (the "Safe Harbor Statement") to reflect future developments.

The Company provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the following:

FORWARD LOOKING STATEMENTS

THIS REGISTRATION STATEMENT AND OTHER STATEMENTS AND REPORTS ISSUED OR MADE FROM TIME TO TIME BY FIFTH AVENUE ACQUISITION II CORP. (HEREINAFTER REFERRED TO AS (THE "COMPANY") OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF NORTH SHORE AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS INCLUDED AS EXHIBIT 99 (i) TO THIS FORM 10-SB/12G, AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE.

RISK FACTORS

1. The majority control by the Company's Principal Shareholders, Officers and Directors may negatively impact the operation of the Company.

The Company's principal shareholders, officer and director will beneficially own one hundred percent (100%) of the Company's Common Stock. As a result, such person will have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."

2. Conflicts of interest between the Company and its officer and director (the "Management") may impede the operational ability of the Company.

Certain conflicts of interest exist between the Company and its Management. The Management has other business interests to which they devote a certain amount of their time and attention, and the Management may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with his fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

The Company's Management may also elect, in the future, to form one or more additional blank check companies with a business plan similar or identical to that of the Company. Any such additional blank check companies would also be in direct competition with the Company for available business opportunities. (See Item 5 - "Directors, Executive Officers, Promoters and Control Persons- Conflicts of Interest.")

It is anticipated that the Company's Management may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's Management may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

3. The possible need for additional financing may impair the Company's ability to locate the best available business combination transaction (the "Transaction").

The Company has very limited funds, and such funds may not be adequate to take advantage of any Transaction. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with another entity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.

If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

4. The regulation of Penny Stocks may negatively impact the potential trading market for the Company's securities.

The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

5. The Company's limited operating history may severely impact its ability to operate and locate the best available Transaction.

The Company was formed in August, 2000 for the purpose of registering its common stock under the Exchange Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

6. There can be no assurance of the Company's potential success or profitability.

There is no assurance that the Company will acquire a favorable Transaction. Even if the Company should become involved in a Transaction, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

7. Reporting Requirements May Delay Or Preclude Acquisition.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

8. The Company lacks market research and marketing organization.

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition/Transaction contemplated by the Company, there is no assurance the Company will be successful in completing any such Transaction.

9. The Company's potential Transaction - not been identified and may involve a high degree of risk

The Company has not identified and has no commitments to enter into a Transaction and therefore can disclose the risks and hazards of a Transaction that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific Transaction that it may enter into. An investor can expect a potential Transaction to have a high degree of risk. The Company's acquisition of or participation in a Transaction will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the Transaction proves to be unsuccessful. See Item 1 "Description of Business."

10. The type of business acquired may be unprofitable or present other negative factors.

The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity/Transaction acquired may be currently unprofitable or present other negative factors.

11. The Company may not be able to conduct an exhaustive investigation and analysis of potential Transactions.

The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Transaction before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the Transaction seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

12. The Company may lack diversification.

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

13. The Company may have to rely upon unaudited financial statements of a potential business opportunity.

The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

Moreover, the Company will be subject to the reporting provisions of the Exchange Act, and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Act, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

14. Government, State or Local regulations may limit the Company's Transaction.

An acquisition/Transaction made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

15. There will be a limited participation by Management in the daily operations of the Company.

The Company will be heavily dependent upon Management’s skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officer and director to devote his full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Because investors will not be able to evaluate the merits of possible Transactions by the Company, they should critically assess the information concerning the Company's officer and director.

16. There is a lack of continuity in the Management of the Company.

The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance that present management will continue to manage the Company in the future. In connection with a Transaction, it is likely that the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the Transaction and the nature of the Transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

17. The Company's required indemnification of its Officers and Directors may negatively impact its operation.

The Company's Articles of Incorporation provide for the indemnification of its directors and officers under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors and officers upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

18. The Company may have to depend upon Outside Advisors.

To supplement the business experience of its Management, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's Board of Directors without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

19. The Company may engage in a leveraged transaction with a high degree of risk.

There is a possibility that any acquisition/Transaction by the Company may be leveraged, i.e., the Company may finance the acquisition/Transaction by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

20. Significant competition may impair the Company's ability to locate the best available Transaction.

The search for potentially profitable Transactions is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

21. There are no foreseeable dividends for the Company's shareholders.

The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

22. The Company's present Management and Stockholders may lose control.

The Company may consider a business Transaction in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Management could sell their controlling share at a premium price to the acquired company's stockholders.

23. There is no public trading market for the Company's common stock.

There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

24. Affiliates and their successors/assigns may have exposure and risk if re-selling securities pursuant to Rule 144.

All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Act, as amended. Generally, restricted shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. However, recent correspondence directed from the Commission to the NASD suggests that Rule 144 sales by affiliates or their successors/assigns will generally not be afforded an opportunity to rely on Rule 144 for "safe harbor" re-selling under such rule and will most likely only be able to transfer such securities pursuant to an effective registration statement filed under the Securities Act of 1933 (the "Act").

Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

25. Blue Sky considerations may negatively impact the Company's ability to sell or transfer its securities or to establish secondary trading markets.

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of "blank check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

26. Preferred Shares may effect the rights of the shareholders of the Company's Common Stock

The effects of Preferred Shares and vesting in the Company’s Board of Directors the authority to establish such series of unissued Preferred Shares by the designations, preferences, limitations and relative rights, including voting rights of   Preferred Shares of any series so established by adopting a Board of Director’s resolution may be similar as to increasing the number of Shares of Common Stock. In addition, by authorizing the Preferred Shares and vesting in the Board of Directors the power to establish one or more series with designations, preferences, limitations and relative rights, including voting rights, may effect the rights of Common Stock and the holders of Common Stock. This will depend on the relative designations, preferences, limitations and relative rights, including voting rights granted to the Preferred Shares. While there is no intention to issue and Preferred Shares prior to any Transaction, if any Preferred Shares were authorized by the Board of Directors with designations, preferences, limitations and relative rights, including voting rights, in series or otherwise, this could deter potential acquisition candidates from considering a Transaction with the Company.

EXHIBIT 99 (ii)

Chapter 607.0850 of the Florida Statute

Indemnification of officers, directors, employees, and agents.

(1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

(4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

(a) By the board of directors by a majority vote of a quorum consisting of directors whom were not parties to such proceeding;

(b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

(c) By independent legal counsel:

1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

(d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

(5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

(6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

(7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

(a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

(b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

(c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

(d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

(8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

(9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

(a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

(b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

(c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

(10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(11) For purposes of this section:

(a) The term "other enterprises" includes employee benefit plans;

(b) The term "expenses" includes counsel fees, including those for appeal;

(c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

(d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

(e) The term "agent" includes a volunteer;

(f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

(g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

(12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

EXHIBIT 23 Consent of Accountants
Fifth Avenue Acquisition II Corp.
301 Clematis Street, Suite 3000
West Palm Beach, Fl 33401
January 25, 2001

Re: Consent to include audit report in Form 10-SB

Gentlemen:

We consent to the inclusion of our Independent Auditor's Report dated January 24, 2001, covering the financial statements from inception through December 31, 2000, in the upcoming filing of Form 10-SB/12g, for Fifth Avenue Acquisition II Corp.

Yours truly,

Grassano Accounting, P.A.
/s/ N. Richard Grassano

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2001

Fifth Avenue Acquisition II Corp.
By: Thomas J. Craft, Jr., President
/s/ Thomas J. Craft, Jr.